SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	March 2, 2018
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Director

Notice of the 36th Annual General Meeting

of Shareholders

Notice of the Annual General Meeting of Shareholders

March 2, 2018

To our Shareholders,

KT will hold an Annual General Meeting of Shareholders on March 23, 2018 as described below.

At the Annual General Meeting, four items will be reported, including the Business Report for the 36th fiscal year and five items will be submitted, including the financial statements, to shareholders for approval.

Shareholders holding KT’s common shares as of December 31, 2017 will be entitled to vote at the 36th Annual General Meeting of Shareholders.

I look forward to your participation.

Chang-Gyu Hwang

Chief Executive Officer

•	Date and Time: Friday, March 23, 2018 9:00 a.m. (local time)

•	Place: Lecture Hall (2F) of KT Corporation’s R&D Center located at 151 Taebong-ro, Seocho-gu, Seoul, Korea

•	Record Date: December 31, 2017

Matters to be Reported

Business Report for the 36th Fiscal Year

Pursuant to Article 447-2 (Preparation of Business Report) and Article 449 of the Commercial Code (Approval and Public Notice of Financial statements, etc.), KT’s 36th annual report is as follows.

KT has prepared its financial statements in accordance with K-IFRS since fiscal year 2011. On KT Separate basis, the Operating Revenue was recorded as KRW 17,341.3 billion in 2017, representing an increase of 1.8% year-on-year, based on growth of core business area. The operating income was recorded as KRW 952.2 billion with net income of KRW 463.3 billion.

In 2017, KT focused on enhancing subscriber quality of core businesses under the stabilized competitive environment in Korean telecommunication industry. However, Korea telecom industry is on the regulation pressure, so wireless service revenue has decreased by 1.2% with increasing the 25% discount option taken users as well as growing the number of IoT and 2nd devices user. By the way, for the fixed line service, KT was the first to bring nationwide commercialization of GiGA Internet in October 2014 and was able to attain 3.94 million GiGA Internet subscribers as of December 2017. As GiGA subscribers are expected to bring in higher service revenue, KT will continue to migrate its subscriber base to GiGA. Also the profitability of IPTV has been improved on better subscriber mix and growth of platform service revenue, and KT launched the GiGA Genie which is IPTV set-top based AI speaker, so we are leading in an AI and Big Data industry as well. In addition to strengthening KT’s core business, KT will endeavor to substantiate more synergies with subsidiaries and better cost management to improve its overall profitability, and try to acquire the leadership in Global and ICT market.

Subscribers of Major Services                                                                                                                                                    (unit: 1,000)

	Mobile	Broadband	IPTV	PSTN	VoIP
Dec 2017	20,015	8,708	7,472	12,201	3,409
Dec 2016	18,892	8,516	7,042	12,791	3,436

Report on Evaluation Results of Management Performance for Year 2017

The Evaluation and Compensation Committee has reviewed company’s performance in 2017, and will report the evaluation results at the Annual General Shareholders’ Meeting on March 23, 2018

The following table summarizes the KPI and evaluation results for CEO’s short-term performance in 2017.

	Annual KPI	Weight	Score
Quantitative KPI	KT Service Revenue, Core Business Revenue, KT Operating Profit, KT Consolidated EBITDA[1]	65	63.91
Qualitative KPI	Breaking the boundaries of core business, Boosting Future Growth Business in the basis of Intelligent Network, Enhancing KT’s Reputation as the National Leading Company	35	34.00

Total		100	97.91

*	No incentive payment if scored below 70

[1]	EBITDA (Earnings Before Interest, Tax, Depreciation & Amortization): Operating profit + D&A

Report on Standards and Method of Payment on Remuneration of Directors

Pursuant to Article 31 (Remuneration and Severance Allowance for Directors) of KT’s Articles of Incorporation, the criteria used to determine the remuneration for executive directors and the method of payment is reported as follows.

* Definition of terms

Inside Director refers to Executive Director

Outside Director refers to Non-executive Independent Director

•	Key Points of Executives Compensation Program

KT’s Executives Compensation program is designed to reward both managements’ short-term and long-term performances. The company believes it is important to maintain a balanced incentive program that encourages management not only to achieve short-term performance but also to strive for company’s long-term value enhancement. KT operates the Evaluation and Compensation Committee, which dictates annual goals and conducts performance appraisal of KT’s management. The Evaluation and Compensation Committee is comprised of only Outside Directors in order to maintain objectivity and fairness of the program. In an effort to guarantee transparency of executive compensation, performance appraisals are reported to shareholders at the Annual General Meeting of Shareholders.

KT is one of a few companies in Korea that discloses its standards and method of payment on remuneration of directors. The standards and method of payment on remuneration is reported at the Annual General Meeting of Shareholders each year pursuant to provision of KT’s Articles of Incorporation.

KT plans to reduce the amount of remuneration and change the long-term performance indicators for CEO and inside director to reflect the improvement of intrinsic value. Such change shall become effective as of the date of resolution of the General Meeting of Shareholders

•	Executives Compensation Components

The remuneration for executive officers consists of annual salary, short-term performance-based incentives, long-term performance-based incentives, severance payment and etc.

The annual salary, which is comprised of base salary and payment for responsibility of office, shall be paid on a monthly basis at an amount equivalent to one-twelfth of the annual salary.

The amount short-term performance-based incentives - offered in cash - are in accordance with each director’s performance evaluation as appraised by the Evaluation and Compensation Committee. Specific payment schemes of short-term incentives are as follows;

•	CEO’s incentive: 0~180% of base salary

•	Inside directors’ incentives (excluding CEO): 0~140% of base salary

The amounts of long-term performance-based incentives - offered in the form of stock grant, with a lock-up period of three years - are in accordance with TSR (Total Shareholder’s Return) and Group EBITDA. Specific payment schemes of long-term incentives are as follows;

•	CEO’s incentive: 0~180% of base salary

•	Inside directors’ incentives (excluding CEO): 0~95% of base salary

Severance payment is calculated using the following formulas, which should be approved at the shareholders’ meeting.

•	CEO = (average monthly salary) x (number of years in service) x (5)

•	Inside directors(excluding CEO) = (average monthly salary) x (number of years in service) x (3)

Fringe benefits are paid in accordance with standards of executive fringe benefits.

•	Performance Criteria Elements

KT’s performance appraisal process begins with the setting of annual goals by the Evaluation and Compensation Committee. Annual goals are set forth in alignment with the overall company’s operational & financial goals and the ultimate goal of shareholders’ value enhancement. Short-term performance and long-term goals are set separately in a balanced manner.

Short-term performance

KT’s annual goals are composed of quantitative and qualitative goals. These quantitative and qualitative goals are designed for balanced achievement of short-term improvement of company’s profitability and long-term enhancement of company’s competitiveness. Usually, quantitative goals are related to financial and operational performances whereas qualitative goals are focused on achieving operational and strategic goals. Weighted Key Performance Index (KPI) is provided to set and assess the annual performance appraisal. Please refer to “Report on Evaluation Results of Management Performance for Year 2017”, for the KPI of CEO’s short-term performance appraisal in 2017.

Long-term performance

Long-term performance incentives are provided to reward the management’s contribution to enhance long-term financial and operational progress. Long-term performance based incentives are offered in accordance with TSR(Total Shareholder Return) and Group EBITDA, also each ratio is 50:50. TSR is calculated by the relative performance of KT’s TSR against KOSPI and other domestic telecommunication service providers. The following illustrates the formula for the computation of TSR and Group EBITDA.

•	TSR = Share Price Return + Shareholders Return (Dividend and Share Retirement)

•	TSR Goal = 100% + {KT’s TSR – (Domestic Telco’s TSR x 80% + KOSPI TSR x 20%)}

•	Group EBITDA (Earnings Before Interest, Tax, Depreciation & Amortization) = Operating profit + D&A

No long-term incentive will be offered if total scored is below 80.

•	Compensation for Outside Directors

Until February 2010, KT had no incentive based compensation program for outside directors. Instead, fixed amounts of compensation were paid to outside directors as allowance for activities to execute their duties. However, the BOD introduced a new compensation program for outside directors from March 2010, which consists of cash and stock grant at a ratio of 3 to 1, where stock grant requires one year of lock-up period. The total remuneration for outside directors for 2017 was recorded at KRW 690 million. The stock grant will be offered in 2018.

•	Summary of Total Compensation for Directors

1) Summary of Total Compensation for Directors

(KRW millions)

Year	Inside Directors (3 persons)		Outside Directors (8 persons)		Total (11 persons)
	Total	Average	Total	Average
2015	4,393	1,463	650	81	5,043
2016*	4,546	1,515	642	80	5,188
2017	3,484	1,161	692	86	4,174

*	One of 8 Outside Directors resigned in June 2016, but he was still counted as one for the calculation of average compensation for Outside Directors

2) Comparison between Total Compensation and Limit on Remuneration of Directors approved at Annual General Shareholders’ Meeting

(KRW millions)

Year	Total Compensation(A)	Limit on Remuneration(B)	Payment Ratio(A/B)
2015	5,043	5,900	85.5%
2016	5,188	5,900	87.9%
2017	4,174	6,500	64.2%

The Limit on Remuneration of Directors is based on the Director’s salary, short-term & long-term performance-based incentives and provision for severance payment and allowance.

The limit on remuneration of Directors for the year 2018 was proposed at the BOD meeting on March 23, 2018. Information regarding the Limit on Remuneration of Directors for the year 2018 is described on Agenda Item No.5.

•	Share Ownership of Directors

Inside Directors can purchase KT shares from the market individually. In addition, Inside Directors are also rewarded with stock grants as long-term performance incentives according to TSR with a lock-up period of 3 years.

The following table shows Inside Director’s KT share ownership as of December 31st , 2017.

Name	Number of Shares	Method of Purchase
Chang-Gyu Hwang	39,074	Stock Grant / Market Purchase
Hyeon Mo Ku	10,507	Stock Grant / Market Purchase
Heon Moon Lim	10,754	Stock Grant

Outside Directors were also rewarded with stock grant with a lock-up period of 1 year. Outside Directors’ current ownership of KT shares as of December 31st, 2017 are as follows:

Name	Number of Shares	Method of Purchase
Do Kyun Song	1,632	Stock Grant
Dong-Wook Chung	919	Stock Grant
Sang Kyun Cha	6,428	Stock Grant / Market Purchase
Jong-Goo Kim	1,295	Stock Grant
Suk-Gwon Chang	1,295	Stock Grant
Dae-Keun Park	1,295	Stock Grant
Il Im	—	—
Gae-Min Lee	—	—

Matters Requiring Resolution

General Information for Voting

•	Number and Classification of Voting Shares

The record date for exercising voting rights at the Annual General Meeting of Shareholders is December 31, 2017. As of the record date, the number of KT’s total shares issued was 261,111,808 shares and the number of common shares entitled to exercise voting rights (excluding treasury shares) was 245,097,055 shares.

•	Method of Resolution

Pursuant to the provisions of the Korean Commercial Code, Agenda Item No.1, 3, 4, and 5 shall be passed by a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote. Agenda Item No. 2 shall be passed by at least two-thirds of the votes cast by the shareholders present at the meeting and at least one-third of total shares entitled to vote.

•	Limit on Exercising Voting Rights regarding Election of the Members of Audit Committee

Article 409 of the Korean Commercial Code stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of the members of audit committee(Agenda Item No. 5). Please note that the shareholders who own more than 3% of KT’s voting shares (equivalent to 7,352,912 shares) are not entitled to any voting rights exceeding the “3% limit”.

Agenda No.  1

Approval of Financial Statements for the 36th Fiscal Year

Pursuant to Article 449 of the Commercial Code (Approval and Public Notice of Financial Statements), approval of financial statements for the 36th fiscal year, is requested.

The financial statements have been audited by independent auditor and filed on SEC as a 6-K on March 2, 2018.

KT Corporation and Subsidiaries

Consolidated Financial Statements

December 31, 2017 and 2016

(in millions of Korean won)	2017		2016
Assets
Current assets
Cash and cash equivalents	~~W~~	1,928,182	~~W~~	2,900,311
Trade and other receivables, net		5,842,471		5,331,245
Other financial assets		972,631		720,555
Current income tax assets		9,030		2,079
Inventories, net		457,726		377,981
Current assets held for sale		7,230		—
Other current assets		304,860		311,135

Total current assets		9,522,130		9,643,306

Non-current assets
Trade and other receivables, net		828,831		709,011
Other financial assets		754,992		664,726
Property, plant and equipment, net		13,562,319		14,312,111
Investment properties, net		1,189,531		1,148,044
Intangible assets, net		2,632,704		3,022,803
Investments in associates and joint ventures		279,431		284,075
Deferred income tax assets		703,524		697,558
Other non-current assets		107,166		106,099

Total non-current assets		20,058,498		20,944,427

Total assets	~~W~~	29,580,628	~~W~~	30,587,733

(in millions of Korean won)	2017		2016
Liabilities
Current liabilities
Trade and other payables	~~W~~	7,424,134	~~W~~	7,139,771
Borrowings		1,573,474		1,820,001
Other financial liabilities		37,223		233
Current income tax liabilities		68,880		88,739
Provisions		78,172		96,485

(in millions of Korean won)	2017		2016
Deferred income		17,906		35,617
Other current liabilities		258,315		285,301

Total current liabilities		9,458,104		9,466,147

Non-current liabilities
Trade and other payables		1,001,369		1,188,311
Borrowings		5,110,188		6,300,790
Other financial liabilities		149,267		108,431
Net defined benefit liabilities		395,079		378,404
Provisions		124,858		100,694
Deferred income		91,698		85,372
Deferred income tax liabilities		128,462		137,680
Other non-current liabilities		45,227		27,125

Total non-current liabilities		7,046,148		8,326,807

Total liabilities		16,504,252		17,792,954

Equity
Share capital		1,564,499		1,564,499
Share premium		1,440,258		1,440,258
Retained earnings		9,854,172		9,656,544
Accumulated other comprehensive income		30,985		(1,432)
Other components of equity		(1,205,302)		(1,217,934)

Equity attributable to owners of the Controlling Company		11,684,612		11,441,935
Non-controlling interest		1,391,764		1,352,844

Total equity		13,076,376		12,794,779

Total liabilities and equity	~~W~~	29,580,628	~~W~~	30,587,733

(in millions of Korean won, except per share amounts)	2017		2016
Continuing operations:
Operating revenue	~~W~~	23,387,267	~~W~~	22,743,665
Operating expenses		22,011,981		21,303,686

Operating profit		1,375,286		1,439,979
Other income		287,388		365,872
Other expenses		(573,549)		(462,474)
Finance income		406,328		296,139
Finance costs		(644,531)		(515,087)
Share of net profits of associates and joint venture		(13,892)		2,599

(in millions of Korean won, except per share amounts)	2017		2016
Profit before income tax		837,030		1,127,028
Income tax expense		275,504		329,184

Profit from continuing operations		561,526		797,844
Profit from discontinued operations		—		—

Profit for the year	~~W~~	561,526	~~W~~	797,844

Profit for the year attributable to:
Owners of the Controlling Company	~~W~~	476,744	~~W~~	711,089
Non-controlling interest	~~W~~	84,782	~~W~~	86,755
Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):
Basic earnings per share	~~W~~	1,946	~~W~~	2,904
Diluted earnings per share	~~W~~	1,945	~~W~~	2,902

(in millions of Korean won)	2017		2016
Profit for the year	~~W~~	561,526	~~W~~	797,844

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability		(83,962)		4,213
Shares of remeasurement gain (loss) of associates and joint ventures		(115)		116
Items that may be subsequently reclassified to profit or loss:
Changes in value of available-for-sale financial assets		51,235		10,925
Other comprehensive income from available-for sale financial assets reclassified to loss		(55,450)		(3,840)
Net gain (loss) on cash flow hedges		(111,083)		64,796
Other comprehensive income (loss) from cash flow hedges reclassified to gain (loss)		141,929		(75,871)
Shares of other comprehensive income (loss) from associates and joint ventures		10,280		(602)
Exchange differences on translation of foreign operations		(21,122)		(5,407)

Total other comprehensive loss		(68,288)		(5,670)

Total comprehensive income for the year	~~W~~	493,238	~~W~~	792,174

Total comprehensive income for the year attributable to:
Owners of the Controlling Company	~~W~~	428,334	~~W~~	704,412
Non-controlling interest		64,904		87,762

	Attributable to owners of the Controlling Company
(in millions of Korean won)	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non- controlling interest		Total equity
Balance as of January 1, 2016	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,059,305	~~W~~	13,870	~~W~~	(1,232,863)	~~W~~	10,845,069	~~W~~	1,320,396	~~W~~	12,165,465

Comprehensive income
Profit for the year		—		—		711,089		—		—		711,089		86,755		797,844
Changes in value of available-for-sale financial assets		—		—		—		1,691		—		1,691		5,394		7,085
Remeasurements of the net defined benefit liability		—		—		8,531		—		—		8,531		(4,318)		4,213
Valuation loss on cash flow hedge		—		—		—		(11,075)		—		(11,075)		—		(11,075)
Shares of other comprehensive losses of joint ventures and associates		—		—		—		(571)		—		(571)		(31)		(602)
Shares of gain on remeasurements of joint ventures and associates		—		—		94		—		—		94		22		116
Exchange differences on translation of foreign operations		—		—		—		(5,347)		—		(5,347)		(60)		(5,407)

Total comprehensive income for the year		—		—		719,714		(15,302)		—		704,412		87,762		792,174

Transactions with equity holders
Dividends paid by the Controlling Company		—		—		(122,425)		—		—		(122,425)		—		(122,425)
Dividends paid to non-controlling interest of subsidiaries		—		—		—		—		—		—		(61,674)		(61,674)
Changes in consolidation scope		—		—		—		—		11,369		11,369		(15,550)		(4,181)
Change in ownership interest in subsidiaries		—		—		(50)		—		50		—		—		—
Appropriation of loss on disposal of treasury stock		—		—		—		—		—		—		21,769		21,769
Others		—		—		—		—		3,510		3,510		141		3,651
Subtotal		—		—		(122,475)		—		14,929		(107,546)		(55,314)		(162,860)

Balance as of December 31, 2016	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,656,544	~~W~~	(1,432)	~~W~~	(1,217,934)	~~W~~	11,441,935	~~W~~	1,352,844	~~W~~	12,794,779

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2017 and 2016

	Attributable to owners of the Controlling Company
(in millions of Korean won)	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non- controlling interest		Total equity
Balance as of January 1, 2017	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,656,544	~~W~~	(1,432)	~~W~~	(1,217,934)	~~W~~	11,441,935	~~W~~	1,352,844	~~W~~	12,794,779

Comprehensive income
Profit for the year		—		—		476,744		—		—		476,744		84,782		561,526
Changes in value of available-for-sale financial assets		—		—		—		(1,433)		—		(1,433)		(2,782)		(4,215)
Remeasurements of net defined benefit liability		—				(80,711)		—		—		(80,711)		(3,251)		(83,962)
Valuation gains on cash flow hedge		—		—		—		30,846				30,846		—		30,846
Shares of other comprehensive income of associates and joint ventures		—		—		—		10,148		—		10,148		132		10,280
Shares of loss on remeasurements of associates and joint ventures		—		—		(116)		—		—		(116)		1		(115)
Exchange differences on translation of foreign operations		—		—		—		(7,144)		—		(7,144)		(13,978)		(21,122)

Total comprehensive income for the year		—		—		395,917		32,417				428,334		64,904		493,238

	Attributable to owners of the Controlling Company
(in millions of Korean won)	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non- controlling interest		Total equity
Transactions with owners
Dividends paid by the Controlling Company		—		—		(195,977)		—		—		(195,977)		—		(195,977)
Dividends paid to non-controlling interest of subsidiaries		—		—		—		—		—		—		(47,162)		(47,162)
Changes in consolidation scope		—		—		—		—		—		—		250		250
Change in ownership interest in subsidiaries		—		—		—		—		5,441		5,441		21,242		26,683
Appropriations of loss on disposal of treasury stock		—		—		(2,312)		—		2,312		—		—		—
Others		—		—		—		—		4,879		4,879		(314)		4,565

Subtotal		—		—		(198,289)		—		12,632		(185,657)		(25,984)		(211,641)

Balance as of December 31, 2017	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,854,172	~~W~~	30,985	~~W~~	(1,205,302)	~~W~~	11,684,612	~~W~~	1,391,764	~~W~~	13,076,376

(in millions of Korean won)	2017		2016
Cash flows from operating activities
Cash generated from operations	~~W~~	4,318,884	~~W~~	5,202,520
Interest paid		(252,405)		(372,525)
Interest received		93,769		104,679
Dividends received		10,843		10,824
Income tax paid		(293,342)		(174,748)

Net cash inflow from operating activities		3,877,749		4,770,750

Cash flows from investing activities
Collection of loans		55,190		47,887
Disposal of available-for-sale financial assets		146,429		35,791
Disposal of investments in associates and joint ventures		59,818		11,074
Disposal of current and non-current financial instruments		645,686		293,283
Disposal of property and equipment, and investment properties		68,229		93,401
Disposal of intangible assets		22,680		17,891
Increase in cash due to inclusion in consolidation scope		—		15,731
Loans granted		(59,800)		(57,400)
Acquisition of available-for-sale financial assets		(89,027)		(44,302)
Acquisition of investments in associates and joint ventures		(41,780)		(38,675)
Acquisition of current and non-current financial instruments		(1,231,917)		(597,345)
Acquisition of property and equipment, and investment properties		(2,442,223)		(2,764,346)
Acquisition of intangible assets		(613,556)		(455,763)
Decrease in cash due to exclusion from consolidation scope		(2,974)		(2,124)
Decrease in cash due to inclusion in consolidation scope		—		(40,061)

Net cash outflow from investing activities		(3,483,245)		(3,484,958)

Cash flows from financing activities
Proceeds from borrowings and debentures		616,257		1,122,898
Settlement of derivative assets and liabilities, net		71,370		(33,199)

(in millions of Korean won)	2017		2016
Cash inflow from consolidated capital transactions		27,261		800
Cash inflow from other financing activities		16,962		—
Repayments of borrowings and debentures		(1,780,174)		(1,768,768)
Dividends paid to shareholders		(243,140)		(184,099)
Decrease in finance leases liabilities		(71,735)		(75,763)
Cash outflow from consolidated capital transactions		(300)		(5,140)

Net cash outflow from financing activities		(1,363,499)		(943,271)

Effect of exchange rate change on cash and cash equivalents		(3,134)		(1,674)

Net increase (decrease) in cash and cash equivalents		(972,129)		340,847
Cash and cash equivalents
Beginning of the year		2,900,311		2,559,464

End of the year	~~W~~	1,928,182	~~W~~	2,900,311

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1110 Consolidated Financial Statements, and its 56 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and 20,813,311 government-owned shares, at the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of the end of the reporting period, the Korean government does not own any share in the Controlling Company.

Consolidated Subsidiaries

The consolidated subsidiaries as of December 31, 2017 and 2016, are as follows:

			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	December 31, 2017	December 31, 2016	Closing month
KT Powertel Co., Ltd. [2]	Trunk radio system business	Korea	44.8%	44.8%	December
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	91.4%	91.4%	December
KT Submarine Co., Ltd. [2,5]	Submarine cable construction and maintenance	Korea	39.3%	39.3%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Hitel Co., Ltd.	Data communication	Korea	67.1%	67.1%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT New Business Fund No.1	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.2	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	—	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc.	Payment security service for credit card, others	Korea	50.9%	50.9%	December
H&C Network	Call centre for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd.[5]	Internet banking ASP and security solutions	Korea	58.2%	58.2%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	81.1%	81.1%	December
KTDS Co., Ltd.[5]	System integration and maintenance	Korea	95.5%	95.5%	December
KT M Hows Co., Ltd.	Mobile marketing	Korea	90.0%	90.0%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
KT Music Corporation [4]	Online music production and distribution	Korea	42.5%	49.9%	December
KT Skylife Co., Ltd.[5]	Satellite broadcasting business	Korea	50.3%	50.3%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	92.6%	92.6%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December

			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	December 31, 2017	December 31, 2016	Closing month
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTSB Data service	Data centre development and related service	Korea	51.0%	51.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia, Inc.[3]	Online advertisement	Korea	42.8%	42.8%	December
KT Sports	Management of sports group	Korea	100.0%	100.0%	December
KT Music Contents Fund No.1	Music contents investment business	Korea	80.0%	80.0%	December
KT-Michigan Global Content Fund	Content investment business	Korea	88.6%	88.6%	December
Autopion Co., Ltd.	Service for information and communication	Korea	100.0%	100.0%	December
KTCS Corporation [2,5]	Database and online information provider	Korea	30.9%	30.9%	December
KTIS Corporation [2,5]	Database and online information provider	Korea	30.1%	30.1%	December
KT M mobile	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Technology business finance	Korea	100.0%	100.0%	December
Whowho&Company Co., Ltd.	Software development and supply	Korea	100.0%	100.0%	December
PlayD Co., Ltd. (N Search Marketing Co., Ltd.)	Advertising agency business	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
KT ORS Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0%	100.0%	December
KBTO sp.zo.o.	Electronic communication business	Poland	94.3%	75.0%	December
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0%	100.0%	December
KT Dutch B.V	Super iMax and East Telecom management	Netherlands	100.0%	100.0%	December
Super iMax LLC	Wireless high speed internet business	Uzbekistan	100.0%	100.0%	December
East Telecom LLC	Fixed line telecommunication business	Uzbekistan	91.0%	91.0%	December
Korea Telecom America, Inc.	Foreign telecommunication business	USA	100.0%	100.0%	December
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.0%	99.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hongkong Telecommunications Co., Ltd.	Fixed line communication business	Hong Kong	100.0%	100.0%	December
KT Hong Kong Limited	Foreign investment business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte.Ltd.	Foreign investment business	Singapore	100.0%	100.0%	December
Texnoprosistem LLP	Fixed line internet business	Uzbekistan	100.0%	100.0%	December

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
[2]	Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering the historical voting pattern at the shareholders’ meetings.

[3]	Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.
[4]	Although the Controlling Company owns less than 50% ownership in this entity, this entity is are consolidated as the Controlling Company holds the potential voting rights by a stock purchase agreement with other investors.
[5]	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the controlling percentage ownership.

Changes in scope of consolidation in 2017 are as follows:

Changes	Location	Subsidiary	Reason
Included	Korea	KT Strategic Investment Fund No.4	Newly established
		KT Music Contents Investment Fund No.2	Newly established
Excluded	Korea	KT Innoedu Co., Ltd.	Shares disposed
		NgeneBio	Percentage of ownership decreased

Summarized information for consolidated subsidiaries as of and for the years ended December 31, 2017 and 2016, follows:

	2017
(In millions of Korean won)	Assets	Liabilities	Operating revenue	Profit (loss) for the year
KT Powertel Co., Ltd.	115,125	18,937	67,337	2,112
KT Linkus Co., Ltd.	59,344	51,516	111,171	725
KT Submarine Co., Ltd.	142,797	34,056	73,738	8,243
KT Telecop Co., Ltd.	264,353	131,633	315,366	2,885
KT Hitel Co., Ltd.	258,240	52,943	227,631	3,225
KT Service Bukbu Co., Ltd.	29,281	22,096	194,621	688
KT Service Nambu Co., Ltd.	36,076	26,412	232,826	875
BC Card Co., Ltd.[1]	4,048,263	2,955,038	3,628,560	156,109
H&C Network[1]	273,856	65,446	277,603	16,104
Nasmedia, Inc.[1]	315,967	188,197	120,275	26,676
KTDS Co., Ltd.[1]	144,922	93,343	458,862	11,584
KT M Hows Co., Ltd.	42,738	28,489	24,269	4,097
KT M&S Co., Ltd.	242,388	231,151	733,143	(9,707)
GENIE Music Corporation(KT Music Corporation)	139,686	48,512	155,642	(3,401)
KT Skylife Co., Ltd.[1]	792,893	210,550	685,822	57,314
KT Estate Inc.[1]	1,704,383	310,858	555,381	67,600
KTSB Data service	18,306	605	4,913	(1,651)
KT Sat Co., Ltd.	742,391	220,804	140,096	29,601
KT Sports	11,131	7,805	53,163	(199)
KT Music Contents Fund No.1	13,804	1,041	370	(499)
KT Music Contents Fund No.2	7,500	11	—	(11)
KT-Michigan Global Content Fund	14,575	147	159	(426)

	2017
(In millions of Korean won)	Assets	Liabilities	Operating revenue	Profit (loss) for the year
Autopion Co., Ltd.	6,306	3,530	6,669	(618)
KT M mobile	93,601	21,453	157,592	(38,883)
KT Investment Co., Ltd.[1]	54,673	38,313	8,794	(619)
KTCS Corporation[1]	348,334	188,764	967,760	7,385
KTIS Corporation	223,818	62,569	438,131	8,337
Korea Telecom Japan Co., Ltd.[1]	1,554	2,788	1,910	536
Korea Telecom China Co., Ltd.	665	32	1,030	348
KT Dutch B.V	30,312	50	206	169
Super iMax LLC	3,449	4,886	7,276	(4,584)
East Telecom LLC[1]	11,672	11,748	19,498	(9,118)
Korea Telecom America, Inc.	3,694	791	6,783	109
PT. KT Indonesia	8	—	—	(6)
KT Rwanda Networks Ltd.[2]	151,359	139,561	14,431	(22,762)
KT Belguium	86,455	8	—	(2)
KT ORS Belgium	1,769	14	—	(10)
KBTO sp.zo.o.	3,311	2,268	46	(3,456)
AOS Ltd.[2]	9,437	4,519	8,938	(682)
KT Hongkong Telecommunications Co., Ltd.	2,578	1,497	7,304	494

	2016
(in millions of Korean won)	Total assets		Total liabilities		Operating revenue		Profit (loss) for the year
KT Powertel Co., Ltd.	~~W~~	113,725	~~W~~	19,899	~~W~~	80,365	~~W~~	202
KT Linkus Co., Ltd.		64,318		56,953		117,242		(3,830)
KT Submarine Co., Ltd.		156,993		55,573		83,960		5,146
KT Telecop Co., Ltd.		265,553		132,344		313,928		143
KT Hitel Co., Ltd.		249,202		46,941		198,739		4,298
KT Service Bukbu Co., Ltd.		32,863		24,580		182,624		694
KT Service Nambu Co., Ltd.		32,621		24,282		218,522		772
BC Card Co., Ltd.[1]		3,651,065		2,602,404		3,566,938		163,131
H&C Network[1]		272,110		80,983		266,402		14,749
Nasmedia, Inc.[1]		263,925		159,502		69,943		11,972
KTDS Co., Ltd.[1]		197,970		151,644		475,963		10,838
KT M Hows Co., Ltd.		28,539		18,466		19,817		2,865
KT M&S Co., Ltd.		247,854		227,507		721,000		(12,955)
KT Music Corporation		110,080		41,953		111,287		8,235
KT Skylife Co., Ltd.[1]		777,948		231,452		665,053		68,863
KT Estate Inc.[1]		1,658,164		286,715		388,720		49,541
KTSB Data service		20,075		759		5,136		(1,983)
KT Innoedu Co., Ltd.		6,477		7,259		15,524		103
KT Sat Co., Ltd.		744,653		253,041		144,438		36,266
KT Sports		16,925		13,573		48,356		(198)
KT Music Contents Fund No.1		10,592		331		349		103

	2016
(in millions of Korean won)	Total assets	Total liabilities	Operating revenue	Profit (loss) for the year
KT-Michigan Global Content Fund	16,250	163	133	(514)
Autopion Co., Ltd.	6,163	2,794	7,761	(409)
KT M mobile	131,446	20,369	112,006	(40,041)
KT Investment Co., Ltd.[1]	39,506	23,123	10,130	(1,832)
NgeneBio	6,361	4,733	229	(1,833)
KTCS Corporation[1]	327,128	166,642	953,674	7,892
KTIS Corporation	221,176	63,871	436,730	9,991
Korea Telecom Japan Co., Ltd.	3,592	5,374	4,380	(1,391)
Korea Telecom China Co., Ltd.	532	188	930	60
KT Dutch B.V	34,197	73	166	85
Super iMax LLC	10,308	6,734	10,303	(1,802)
East Telecom LLC	31,885	16,554	27,271	3,257
Korea Telecom America, Inc.	4,464	1,306	7,110	181
PT. KT Indonesia	16	—	—	(7)
KT Rwanda Networks Ltd.[2]	167,112	138,651	13,217	(31,455)
KT Belguium	79,391	7	—	(67)
KT ORS Belgium	2,013	23	—	(46)
KBTO sp.zo.o.	1,166	2,378	21	(2,587)
AOS Ltd.[2]	10,025	3,179	14,475	(1,123)
KT Hongkong Telecommunications Co., Ltd.	1,571	956	1,568	120

[1]	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.

[2]	At the end of the reporting period, convertible preferred stock issued by subsidiaries included in liabilities.

2.	Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Group in the preparation of its financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis	of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

Certain accounts within the consolidated statement of financial position as of December 31, 2016 presented for comparative purpose have been reclassified in accordance with presentation method used in consolidated statement of financial position as of December 31, 2017. These reclassifications do not have any impacts on net asset and profit or loss reported as of and for the year ended December 31, 2016.

2.2	Changes in Accounting Policy and Disclosures

(1)	New standards and amendments adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2017. The adoption of these amendments did not have any material impact on the financial statements.

-	Amendments to Korean IFRS 1007 Statement of Cash Flows

Amendments to Korean IFRS 1007 Statement of Cash flows require to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash flows (Note 34).

-	Amendments to Korean IFRS 1012 Income Tax

Amendments to Korean IFRS 1012 clarify how to account for deferred tax assets related to debt instruments measured at fair value. Korean IFRS 1012 provides requirements on the recognition and measurement of current or deferred tax liabilities or assets. The amendments issued clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice.

-	Amendments to Korean IFRS 1112 Disclosures of Interests in Other Entities

Amendments to Korean IFRS 1112 clarify when an entity’s interest in a subsidiary, a joint venture or an associate is classified as held for sales in accordance with Korean IFRS 1105, the entity is required to disclose other information except for summarized financial information in accordance with Korean IFRS 1112.

(2)	New standards, amendments and interpretations not yet adopted

Certain new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2017 and have not been early adopted by the Group are set out below.

-	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

When an investment in an associate or a joint venture is held by, or it held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with Korean IFRS 1109. The amendments clarify that an entity shall make this election separately for each associate of joint venture, at initial recognition of the associate or joint venture. The Group will apply these amendments retrospectively for annual periods beginning on or after January 1, 2018, and early adoption is permitted. The Group does not expect the amendments to have a significant impact on the financial statements.

-	Amendment to Korean IFRS 1040 Transfers of Investment Property

Paragraph 57 of Korean IFRS 1040 clarifies that a transfer to, or from, investment property, including property under construction, can only be made if there has been a change in use that is supported by evidence, and provides a list of circumstances as examples. The amendment will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group does not expect the amendment to have a significant impact on the financial statements.

-	Amendments to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarify accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Amendments also clarify that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The amendments will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group does not expect the amendments to have a significant impact on the financial statements.

-	Enactments to Interpretation 2122 Foreign Currency Transaction and Advance Consideration

According to these enactments, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. These enactments will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group does not expect the enactments to have a significant impact on the financial statements.

-	Enactment of Korean IFRS 1116 Leases

Korean IFRS 1116 Leases issued on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace Korean IFRS 1017 Leases, Interpretation 2104 Determining whether an Arrangement contains a Lease, Interpretation 2015 Operating Leases-Incentives, and Interpretation 2027 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

At inception of a contract, the entity shall assess whether the contract is, or contains, a lease. Also, at the date of initial application, the entity shall assess whether the contract is, or contains, a lease in accordance with the standard. However, the entity will not need to reassess all contracts with applying the practical expedient because the entity elected to apply the practical expedient only to contracts entered before the date of initial application.

For a contract that is, or contains, a lease, the entity shall account for each lease component within the contract as a lease separately from non-lease components of the contract. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease (a lease term of 12 months or less at the commencement date) and low value assets (e.g. underlying assets below $ 5,000). In addition, as a practical expedient, the lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

(1)	Lessee accounting

A lessee shall apply this standard to its leases either:

-	retrospectively to each prior reporting period presented applying Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors (Full retrospective application); or

-	retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.

The Group has not yet elected the application method.

The Group performed an impact assessment to identify potential financial effects of applying Korean IFRS 1116. The assessment was performed based on available information as at December 31, 2017 to identify effects on 2017 financial statements. The Group is analyzing the effects on the financial statements; however, it is difficult to provide reasonable estimates of financial effects until the analyses is complete.

(2)	Lessor accounting

The Company expects the effect on the financial statements applying the new standard will not be significant

-	Korean IFRS 1109 Financial Instruments

The new standard for financial instruments issued on September 25, 2015 are effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace Korean IFRS 1039 Financial Instruments: Recognition and Measurement. The Group will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, an entity is not required to restate prior period in relation to classification and measurement (including impairment) of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

Korean IFRS 1109 Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

An effective implementation of Korean IFRS 1109 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization. The impact on the Group’s financial statements due to the application of the standard is dependent on judgements made in applying the standard, financial instruments held by the Group and macroeconomic variables. The following areas are likely to be affected in general with the implementation of Korean IFRS 1109. The Group is in preparation for analyzing the effects to the consolidated financial statement.

(a)	Classification and Measurement of Financial Assets

When implementing Korean IFRS 1109, the classification of financial assets will be driven by the Group’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. If a hybrid contract contains a host that is a financial asset, the classification of the hybrid contract shall be determined for the entire contract without separating the embedded derivative.

Business model for the contractual cash flows characteristics	Solely represent payments of principal and interest	All other
Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost[1]	Recognized at fair value through profit or loss[2]
Hold the financial asset for the collection of the contractual cash flows and sale	Recognized at fair value through other comprehensive income [1]
Hold for sale	Recognized at fair value through profit or loss

[1]	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).
[2]	Equity investments not held for trading can be recorded in other comprehensive income (irrevocable).

With the implementation of Korean IFRS 1109, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with Korean IFRS 1039. Accordingly, the financial assets at fair value through profit or loss may increase by implementing Korean IFRS 1109 and may result an extended fluctuation in profit or loss.

As of December 31, 2017, the Group owns loan and trade receivables of ~~W~~ 9,932,801 million, financial assets available-for-sales of ~~W~~ 380,953 million.

According to Korean IFRS 1109, equity instruments that are not held for trading, the Group can make an irrevocable election at initial recognition to classify the instruments as assets measured at fair value through other comprehensive income, which all subsequent changes in fair value being recognized in other comprehensive income and not recycled to profit or loss. As at December 31, 2017, the Group holds equity instruments of ~~W~~ 371,054 million classified as financial assets available-for-sale.

According to Korean IFRS 1109, debt instruments those contractual cash flows do not represent solely payments of principal and interest and held for trading, and equity instruments that are not designated as instruments measured at fair value through other comprehensive income are measured at fair value through profit or loss.

(b)	Impairment: Financial Assets and Contract Assets

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under Korean IFRS 1039. It applies to financial assets classified at amortized cost, debt instruments measured at fair value through other comprehensive income, lease receivables, contract assets, loan commitments and certain financial guarantee contracts.

As at December 31, 2017, the Group owns debt investment carried at amortized cost of ~~W~~ 9,932,952 million (loans and receivables of ~~W~~ 9,932,801 million, financial asset held-to-maturity of ~~W~~ 151 million). And, the Group recognized loss allowance of ~~W~~ 523,799 million for these assets.

(c)	Hedge Accounting

Hedge accounting mechanics (fair value hedges, cash flow hedges and hedge of net investments in a foreign operations) required by Korean IFRS 1039 remains unchanged in Korean IFRS 1109, however, the new hedge accounting rules will align the accounting for hedging instruments more closely with the Group’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. Korean IFRS 1109 allows more hedging instruments and hedged items to qualify for hedge accounting, and relaxes the hedge accounting requirement by removing two hedge effectiveness tests that are a prospective test to ensure that the hedging relationship is expected to be highly effective and a quantitative retrospective test (within range of 80-125%) to ensure that the hedging relationship has been highly effective throughout the reporting period. As of December 31, 2017, the Group applies the hedge accounting to its assets, liabilities that amount to ~~W~~ 7,389 million, ~~W~~ 93,770 million respectively.

- Korean IFRS 1115 Revenue from Contracts with Customers

The Group will apply Korean IFRS 1115 Revenue from Contracts with Customers issued on November 6, 2015 for annual reporting periods beginning on or after January 1, 2018, and earlier application is permitted. This standard replaces Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of assets from customers. The Group must apply Korean IFRS 1115 Revenue from Contracts with Customers within annual reporting periods beginning on or after January 1, 2018, and will elect the modified retrospective approach which will recognize the cumulative impact of initially applying the revenue standard as an adjustment to retained earnings as at January 1 2018, the period of initial application.

Korean IFRS 1018 and other current revenue standard identify revenue as income that arises in the course of ordinary activities of an entity and provides guidance on a variety of different types of revenue, such as, sale of goods, rendering of services, interest, dividends, royalties and construction contracts. However, the new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customers can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

The Group formed a task force team since fourth quarter of 2014 for preparation of implementing Korean IFRS 1115 Revenue from Contracts with Customers. Also the Group develops the internal control system and implements accounting process system by analyzing the Group’s revenue structure with accounting experts and IT specialists. Korean IFRS 1115 will affect not only accounting treatments but also the general business practice including sales strategy and operational structures. Therefore, the Group accomplished an orientation program for both Group’s directors and employees, and periodically reported to the managements about implementation plan and progress.

As at the December 31, 2017 the Group is analyzing the effects on the consolidated financial statement with the implementation of Korean IFRS 1115. The Group plans to perform detailed analysis on financial effects of applying the standard until March 31, 2018 and will disclose the result of the analysis in the notes on the consolidated financial statement as of March 31, 2018. The Group identified the following areas are likely to be affected in general.

(a)	Identifying performance obligations

The Group provides telecommunication services and sells handsets as their main business. With the implementation of Korean IFRS 1115, the Group identifies performance obligations with a customer such as providing telecommunication services, selling handsets and other. The timing of revenue recognition depends on a performance obligation is satisfied at a point in time or over time. Where a performance obligation is satisfied over time, the related revenue is also recognized over time.

(b)	Allocation the transaction price and Revenue recognition

With implementation of Korean IFRS 1115, the Group allocated the transaction price to each performance obligation identified in a contract based on the relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Group would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Group sells that good or service separately in similar circumstances and to similar customers. The Group recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.

(c)	Incremental costs of obtaining a contract

The Group pays the commission fees when new customer subscribe for telecommunication services. The incremental contract acquisition costs are those commission fess that the Group incurs to acquire a contract with a customer that it would not have incurred if the contract had not been acquired.

According to Korean IFRS 1115, the Group recognizes as an asset the incremental contract acquisition costs and amortize it over the expected period of benefit. However, as a practical expedient, the Group may recognize the incremental contract acquisition costs as an expense when incurred if the amortization period of the asset is one year or less.

With implementation of Korean IFRS 1115, the Group’s operating income and expenses are expected to be decreased.

2.3	Consolidation

The Group has prepared the consolidated financial statements in accordance with Korean IFRS 1110 Consolidated Financial Statements.

(1)	Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. All other non-controlling interests are measured at fair values, unless otherwise required by other standards. Acquisition-related costs are expensed as incurred.

The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(2)	Changes in ownership interests in subsidiaries without change of control

Any difference between the amount of the adjustment to non-controlling interest that do not result in a loss of control and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Controlling Group.

(3)	Disposal of subsidiaries

When the Group ceases to consolidate for a subsidiary because of a loss of control, any retained interest in the subsidiary is remeasured to its fair value with the change in carrying amount recognized in profit or loss.

(4)	Associates

Associates are all entities over which the Group has significant influence, and investments in associates are initially recognized at acquisition cost using the equity method. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. If there is any objective evidence that the investment in the associate is impaired, the Group recognizes the difference between the recoverable amount of the associate and its book amount as impairment loss.

(5)	Joint arrangement

A joint arrangement, wherein two or more parties have joint control, is classified as either a joint operation or a joint venture. A joint operator recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses. A joint venture has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

2.4	Segment Reporting

Information of each operating segment is reported in a manner consistent with the business segment reporting provided to the chief operating decision-maker (Note 35). The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.

2.5	Foreign Currency Translation

(1)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the each entity operates (the “functional currency’). The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional and presentation currency.

(2)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

(3)	Translation to the presentation currency

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period,

•	income and expenses for each statement of profit or loss are translated at average exchange rates,

•	equity is translated at the historical exchange rate, and

•	all resulting exchange differences are recognized in other comprehensive income.

2.6	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of less than three months.

2.7	Financial Assets

(1)	Classification and measurement

The Group classifies its financial assets into the following categories: financial assets at fair value through profit or loss, available-for-sale financial assets, loans and receivables, and held-to-maturity financial assets. Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset.

The Group may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss for a contract that contains one or more embedded derivatives.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. And, loans and receivables and held-to-maturity investments are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are recognized in profit or loss within other income or other expenses. Gains or losses arising from changes in the available-for-sale financial assets are recognized in other comprehensive income, and amounts are reclassified to profit or loss when the associated assets are sold or impaired.

(2)	Impairment

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or a group of financial assets that can be reliably estimated.

Impairment of loans and receivables is presented as a deduction in an allowance account. Impairment of other financial assets is directly deducted from their carrying amount. The Group writes off financial assets when the assets are determined to be no longer recoverable.

The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:

•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	For economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•	The disappearance of an active market for that financial asset because of financial difficulties; or

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

(3)	Derecognition

If the Group transfers a financial asset and the transfer does not result in derecognition because the Group has retained substantially of all risks and rewards of ownership of the transferred asset due to a recourse in the event the debtor defaults, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The related financial liability is classified as ‘borrowings’ in the statement of financial position.

(4)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

2.8	Derivative Instruments

Derivatives are initially recognized at fair value on the date when a derivative contract is entered into and are subsequently remeasured at their fair value. Changes in the fair value of the derivatives that are not qualified for hedge accounting are recognized in the statement of profit or loss within ‘other income (expenses)’ and ‘finance income (expenses)’ according to the nature of transactions.

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique (Day 1 profit and loss). In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss in the statement of profit or loss.

The Group applies cash flow hedge accounting to hedge the risks of foreign exchange and interest rates of the variable rate foreign currency bonds. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately as finance income (expenses) in the statement of profit or loss. Amounts of changes in fair value of effective hedging instruments accumulated in other comprehensive income are recognized as ‘finance income (expenses)’ for the periods when the corresponding transactions affect profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that is reported in other comprehensive income is recognized as ‘finance income (expenses)’.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity.

2.9	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit which is determined using the specific identification method.

2.10	Non-current Assets (or Disposal Group) Held-for-sale

Non-current assets (or disposal group) are classified as assets held-for-sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less costs to sell.

2.11	Property and Equipment

Property and equipment are stated at its cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Depreciation of all property, plant, and equipment, except for land is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives, as follows:

Estimated Useful Life
Buildings	5 –40 years
Structures	5 – 40 years
Machinery and equipment (Telecommunications equipment and others)	2 – 40 years
Others
Vehicles	4 – 6 years
Tools	4 – 6 years
Office equipment	2 – 6 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.12	Investment Property

Investment property is a property held to earn rentals or both. An investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

2.13	Intangible Assets

(1)	Goodwill

Goodwill is measured as explained in Note 2.3 (1) and goodwill arising from acquisition of subsidiaries and business are included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

(2)	Intangible assets except goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership) and broadcast rights that have an indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized. The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Estimated Useful Life
Development costs	5 - 6 years
Software	6 years
Industrial property rights	5 - 50 years
Frequency usage rights	5 - 10 years
Others[1]	2 - 50 years

[1]	Membership rights (condominium membership and golf membership) and broadcast license included in others are classified as intangible assets with indefinite useful life.

2.14	Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

2.15	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are presented as a credit in the statement of profit or loss within ‘other income’.

2.16	Impairment of Non-Financial Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at the end of reporting period.

2.17	Financial Liabilities

(1)	Classification and measurement

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading and designated as financial liabilities at fair value through profit or loss. Financial liabilities held for trading are financial liabilities that are incurred principally for the purpose of repurchasing them in the near term and derivatives that are not designated as hedges or bifurcated from financial instruments containing embedded derivatives. Financial liabilities that the Group designated as at fair value through profit or loss are structured financial liabilities containing embedded derivatives issued by the Group.

As it was unable to measure the embedded derivatives separately from its host contract, the Group designated the entire hybrid contact as at fair value through profit or loss. The financial liability that the Group designated as at fair value through profit or loss is a foreign convertible bond.

The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and presented as ‘trade payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

Preferred shares that provide for a mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares calculated using the effective interest method are recognized in the statement of profit or loss as ‘finance costs’, together with interest expenses recognized from other financial liabilities.

(2)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished, for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified.

2.18	Financial Guarantee Contracts

Financial guarantees contracts provided by the Group are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	the amount determined in accordance with Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets; or

•	the amount initially recognized less cumulative amortization in accordance with Korean IFRS 1018 Revenue.

2.19	Compound Financial Instruments

Compound financial instruments are convertible bonds that can be converted into equity instruments at the option of the holder. The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially on the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

2.20	Employee Benefits

(1)	Post-employment benefits

The Group operates both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depended on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

(2)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

2.21	Share-based payments

Equity-settled share-based payment is recognized at fair value of equity instruments on grant date, and employee benefit expense is recognized over the vesting period. At the end of each period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

When the options are exercised, the Group issues new shares. The proceeds received, net of any directly attributable transaction costs, are recognized as share capital (nominal value) and share premium.

2.22	Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation, and the increase in the provision due to passage of time is recognized as interest expense.

2.23	Leases

(1)	Lessee

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases where all the risks and rewards of ownership are not transferred to the Group are classified as operating leases. Lease payments under operating leases are recognized as expenses on a straight-line basis over the lease term.

Leases where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized as lease assets and liabilities at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments.

(2)	Lessor

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership at the inception of the lease. A lease other than a finance lease is classified as an operating lease. Lease income from operating leases is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred by the lessor in negotiating and arranging an operating lease is added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

2.24	Share Capital

The Group classifies ordinary shares as equity. Where the Controlling Company purchases its own shares, the consideration paid, including any directly attributable incremental costs, is deducted from equity until the share are cancelled or reissued. When these treasury shares are reissued, any consideration received is including in equity attributable to the equity holders of the Controlling Company.

2.25	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal activities of the Group. Amounts disclosed as revenue are net of value added taxes, returns, rebates and discounts and after elimination of intra-group transactions.

The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the Group; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(1)	Rendering of Services

When providing interconnection or telecommunications service to a customer based on service plans, the related revenue is recognized at the time service is provided. If the customer uses the telecommunications equipment according to the service plans, the related revenue is recognized on straight-line basis over the contract period. Revenue related to the other telecommunications services is recognized when the service is provided to the customer.

For other services, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with such a transaction is recognized by reference to the stage of performance of the services. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

Total consideration for combined services is allocated to each service in proportion to its fair value and the allocated amount is recognized as revenue according to revenue recognition policy for the service.

(2)	Sales of goods

The Group sells a range of handsets. Revenue from the sale of goods is recognized when products are delivered to the purchaser.

(3)	Interest income

Interest income is recognized using the effective interest method according to the time passed. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

(4)	Commission fees

Commission fees related to credit card business are recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. Revenues from acquiree fee, agent fee, optional service fees, member service fees and credit card service charge are measured at the fair value of the consideration received and recognized on an accrual basis.

(5)	Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

(6)	Dividend income

Dividend income is recognized when the right to receive payment is established.

(7)	Customer loyalty program

The Group operates a customer loyalty program where customers accumulate points for purchases made which entitle them to discounts on future purchases. The reward points are recognized as a separately identifiable component of the initial sale transaction. The fair value of the consideration received or receivable in respect of the initial sale is allocated between the reward points and the other components of the sale. The fair value of the reward points is measured by taking into account the proportion of the reward points that are not expected to be redeemed by customers. Revenue from the reward points is recognized when the points are redeemed.

2.26	Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Tax is recognized on the profit for the period in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period.

Management periodically evaluates tax policies that are applied in tax returns in which applicable tax regulation is subject to interpretation. The Group recognizes current income tax on the basis of the amount expected to be paid to the tax authorities.

Deferred tax is recognized for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as expected tax consequences at the recovery or settlement of the carrying amounts of the assets and liabilities. However, deferred tax assets and liabilities are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amount will be available to utilize those temporary differences and losses.

Deferred tax liability is recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax asset is recognized for deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.27	Dividend

Dividend distribution to the Group’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Group’s shareholders.

2.28	Approval of Issuance of the Financial Statements

The issuance of the December 31, 2017 consolidated financial statements of the Group was approved by the Board of Directors on February 6, 2018, which is subject to change with approval of the shareholders at the annual shareholders’ meeting.

ø	For more details of the notes, please refer to the Consolidated Audit Report that has been filed on SEC as a 6-K on March 2, 2018

KT Corporation

Separate Financial Statements

December 31, 2017 and 2016

(in millions of Korean won)	2017		2016
Assets
Current assets
Cash and cash equivalents	~~W~~	1,166,402	~~W~~	1,602,397
Trade and other receivables, net		2,740,314		2,590,161
Other financial assets		54,774		289,613
Inventories, net		232,246		178,096
Current income tax asset		7,847		—
Current assets held for sale		2,772		—
Other current assets		175,213		190,812

Total current assets		4,379,568		4,851,079

Non-current assets
Trade and other receivables, net		735,671		622,045
Other financial assets		75,896		198,777
Property and equipment, net		11,375,047		11,961,193
Investment properties, net		633,851		662,985
Intangible assets, net		2,100,215		2,337,549
Investments in subsidiaries, associates and joint ventures		3,584,978		3,638,856
Deferred income tax assets		421,745		401,346
Other non-current assets		27,952		26,507

Total non-current assets		18,955,355		19,849,258

Total assets	~~W~~	23,334,923	~~W~~	24,700,337

(in millions of Korean won)	2017		2016
Liabilities
Current liabilities
Trade and other payables	~~W~~	4,109,524	~~W~~	4,181,092
Borrowings		1,298,534		1,608,064
Other financial liabilities		33,106		—
Current income tax liabilities		—		22,551
Provisions		67,480		92,007
Deferred income		11,295		29,298
Other current liabilities		76,728		94,659

Total current liabilities		5,596,667		6,027,671

Non-current liabilities
Trade and other payables		958,189		1,135,738
Borrowings		4,914,400		5,960,983
Other financial liabilities		53,145		13,386
Net defined benefit liabilities		302,319		284,931
Provisions		93,920		92,388
Deferred income		85,713		79,416
Other non-current liabilities		19,492		21,305

Total non-current liabilities		6,427,178		7,588,147

Total liabilities		12,023,845		13,615,818

Equity
Share capital		1,564,499		1,564,499
Share premium		1,440,258		1,440,258
Retained earnings		9,344,506		9,156,204
Accumulated other comprehensive income		(1,502)		(32,091)
Other components of equity		(1,036,683)		(1,044,351)

Total equity		11,311,078		11,084,519

Total liabilities and equity	~~W~~	23,334,923	~~W~~	24,700,337

(in millions of Korean won, except per share amounts)	2017		2016
Operating revenue	~~W~~	17,341,316	~~W~~	17,028,868
Operating expenses		16,389,155		15,969,277

Operating profit		952,161		1,059,591
Other income		390,253		513,927
Other expenses		505,973		325,448
Finance income		351,624		257,016
Finance costs		575,673		470,490

Profit before income tax		612,392		1,034,596
Income tax expense		149,124		225,266

Profit for the year	~~W~~	463,268	~~W~~	809,330

Earnings per share
Basic earnings per share	~~W~~	1,891	~~W~~	3,305
Diluted earnings per share		1,890		3,304

(in millions of Korean won)	2017		2016
Profit for the year	~~W~~	463,268	~~W~~	809,330

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability		(76,677)		22,399
Items that may be subsequently reclassified to profit or loss:
Changes in value of available-for-sale financial assets		(5)		(164)
Other comprehensive income from available-for sale financial assets reclassified to loss		—		(2,941)
Net gain(loss) on cash flow hedges		(111,335)		64,155
Other comprehensive income from cash flow hedges reclassified to gain(loss)		141,929		(75,871)

Total other comprehensive income(loss)	~~W~~	(46,088)	~~W~~	7,578

Total comprehensive income for the year	~~W~~	417,180	~~W~~	816,908

(in millions of Korean won)	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total
Balance as of January 1, 2016	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	8,446,950	~~W~~	(17,270)	~~W~~	(1,050,481)	~~W~~	10,383,956

Comprehensive income
Profit for the year		—		—		809,330		—		—		809,330
Changes in value of available-for-sale financial assets		—		—		—		(3,105)		—		(3,105)
Remeasurement of the net defined benefit liability		—		—		22,399		—		—		22,399
Valuation loss on cash flow hedge		—		—		—		(11,716)		—		(11,716)

Total Comprehensive income for the year		—		—		831,729		(14,821)		—		816,908

Transactions with equity holders
Dividends		—		—		(122,425)		—		—		(122,425)
Appropriation of loss on disposal of treasury stock		—		—		(50)		—		50		—
Others		—		—		—		—		6,080		6,080

Balance as of December 31, 2016	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,156,204	~~W~~	(32,091)	~~W~~	(1,044,351)	~~W~~	11,084,519

Balance as of January 1, 2017	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,156,204	~~W~~	(32,091)	~~W~~	(1,044,351)	~~W~~	11,084,519

Comprehensive income

(in millions of Korean won)	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total
Profit for the year		—		—		463,268		—		—		463,268
Changes in value of available-for-sale financial assets		—		—		—		(5)		—		(5)
Remeasurement of the net defined benefit liability		—		—		(76,677)		—		—		(76,677)
Valuation gain on cash flow hedge		—		—		—		30,594		—		30,594

Total Comprehensive income for the year		—		—		386,591		30,589		—		417,180

Transactions with equity holders
Dividends		—		—		(195,977)		—		—		(195,977)
Appropriation of loss on disposal of treasury stock		—		—		(2,312)		—		2,312		—
Others		—		—		—		—		5,356		5,356

Balance as of December 31, 2017	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,344,506	~~W~~	(1,502)	~~W~~	(1,036,683)	~~W~~	11,311,078

(in millions of Korean won)	2017		2016
Cash flows from operating activities
Cash generated from operations	~~W~~	3,700,944	~~W~~	4,577,190
Interest paid		(242,098)		(362,636)
Interest received		63,147		77,306
Dividends received		139,448		172,962
Income tax paid		(182,800)		(46,174)

Net cash inflow from operating activities		3,478,641		4,418,648

Cash flows from investing activities
Collection of loans		52,317		43,131
Disposal of financial instruments		160,001		1,050
Disposal of available-for-sale financial assets		9,411		28,127
Disposal of Investments in subsidiaries, associates and joint ventures		60,168		9,538
Disposal of property and equipment		23,574		44,074
Disposal of intangible assets		17,626		10,381
Loans granted		(51,468)		(55,284)
Acquisition of current financial instruments		(50,000)		(160,000)
Acquisition of available-for-sale financial assets		(3,776)		(41,757)
Acquisition of Investments in subsidiaries, associates and joint ventures		(80,145)		(147,540)
Acquisition of property and equipment		(2,211,867)		(2,392,924)
Acquisition of intangible assets		(537,340)		(383,076)

Net cash outflow from in investing activities		(2,611,499)		(3,044,280)

Cash flows from financing activities
Proceeds from borrowings and bonds		444,348		846,730
Settlement of derivatives assets and liabilities, net		71,370		(33,193)
Repayments of borrowings and deventures		(1,551,268)		(1,512,700)
Dividend paid		(195,977)		(122,425)
Decrease in finance leases liabilities		(71,575)		(75,439)

Net cash outflow from financing activities		(1,303,102)		(897,027)

Effect of exchange rate chage on cash and cash equivalents		(35)		(1,935)

Net increase (decrease) in cash and cash equivalents		(435,995)		475,406
Cash and cash equivalents
Beginning of the year		1,602,397		1,126,991

End of the year	~~W~~	1,166,402	~~W~~	1,602,397

1.	General information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and 20,813,311 government-owned shares, at the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-shares were issued at the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. At the end of reporting period, the Korean government does not own any share in the Company.

2.	Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The preparation of the separate financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policy and Disclosures

(3)	New standards and amendments adopted by the Company

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2017. The adoption of these amendments did not have any material impact on the separate financial statements.

-	Amendments to Korean IFRS 1007 Statement of Cash Flows

Amendments to Korean IFRS 1007 Statement of Cash flows require to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash flows (Note 33).

-	Amendments to Korean IFRS 1012 Income Tax

Amendments to Korean IFRS 1012 clarify how to account for deferred tax assets related to debt instruments measured at fair value. Korean IFRS 1012 provides requirements on the recognition and measurement of current or deferred tax liabilities or assets. The amendments issued clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice.

- Amendments to Korean IFRS 1112 Disclosures of Interests in Other Entities

Amendments to Korean IFRS 1112 clarify when an entity’s interest in a subsidiary, a joint venture or an associate is classified as held for sales in accordance with Korean IFRS 1105, the entity is required to disclose other information except for summarized financial information in accordance with Korean IFRS 1112.

(4)	New standards, amendments and interpretations not yet adopted

Certain new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2017 and have not been early adopted by the Company are set out below.

-	Amendment to Korean IFRS 1040 Transfers of Investment Property

Paragraph 57 of Korean IFRS 1040 clarifies that a transfer to, or from, investment property, including property under construction, can only be made if there has been a change in use that is supported by evidence, and provides a list of circumstances as examples. The amendment will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect the amendment to have a significant impact on the financial statements.

-	Amendments to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarify accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Amendments also clarify that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The amendments will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect the amendments to have a significant impact on the financial statements

-	Enactments to Interpretation 2122 Foreign Currency Transaction and Advance Consideration

According to these enactments, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. These enactments will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect the enactments to have a significant impact on the financial statements.

-	Enactment of Korean IFRS 1116 Leases

Korean IFRS 1116 Leases issued on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace Korean IFRS 1017 Leases, Interpretation 2104 Determining whether an Arrangement contains a Lease, Interpretation 2015 Operating Leases-Incentives, and Interpretation 2027 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

At inception of a contract, the entity shall assess whether the contract is, or contains, a lease. Also, at the date of initial application, the entity shall assess whether the contract is, or contains, a lease in accordance with the standard. However, the entity will not need to reassess all contracts with applying the practical expedient because the entity elected to apply the practical expedient only to contracts entered before the date of initial application.

For a contract that is, or contains, a lease, the entity shall account for each lease component within the contract as a lease separately from non-lease components of the contract. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease (a lease term of 12 months or less at the commencement date) and low value assets (e.g. underlying assets below $ 5,000). In addition, as a practical expedient, the lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

(a)	Lessee accounting

A lessee shall apply this standard to its leases either:

•	retrospectively to each prior reporting period presented applying Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors (Full retrospective application); or

•	retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.

The Company has not yet elected the application method.

The Company performed an impact assessment to identify potential financial effects of applying Korean IFRS 1116. The assessment was performed based on available information as at December 31, 2017 to identify effects on 2017 financial statements. The Company is analyzing the effects on the financial statements; however, it is difficult to provide reasonable estimates of financial effects until the analyses is complete.

(b)	Lessor accounting

The Company expects the effect on the financial statements applying the new standard will not be significant as accounting for the Company, as a lessor, will not significantly change.

-	Korean IFRS 1109 Financial Instruments

The new standard for financial instruments issued on September 25, 2015 are effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace Korean IFRS 1039 Financial Instruments: Recognition and Measurement. The Company will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, an entity is not required to restate prior period in relation to classification and measurement (including impairment) of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

Korean IFRS 1109 Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

An effective implementation of Korean IFRS 1109 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization. The impact on the Company’s financial statements due to the application of the standard is dependent on judgements made in applying the standard, financial instruments held by the Company and macroeconomic variables. The following areas are likely to be affected in general with the implementation of Korean IFRS 1109. The Company is in preparation for analyzing the effects to the separate financial statement.

(a)	Classification and Measurement of Financial Assets

When implementing Korean IFRS 1109, the classification of financial assets will be driven by the Company’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. For hybrid (combined) instruments, if the Company is unable to measure an embedded derivative separately from its host contract, financial assets with embedded derivatives are classified in their entirety.

Business model for the contractual cash flows characteristics	Solely represent payments of principal and interest	All other
Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost[1]	Recognized at fair value through profit or loss[2]
Hold the financial asset for the collection of the contractual cash flows and sale	Recognized at fair value through other comprehensive income [1]
Hold for sale	Recognized at fair value through profit or loss

[1]	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).

[2]	Equity investments not held for trading can be recorded in other comprehensive income (irrevocable).

With the implementation of Korean IFRS 1109, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with Korean IFRS 1039. Accordingly, the financial assets at fair value through profit or loss may increase by implementing Korean IFRS 1109 and may result an extended fluctuation in profit or loss.

As of December 31, 2017, the Company owns loan and trade receivables of ~~W~~ 4,700,752 million, financial assets available-for-sales of ~~W~~ 64,916 million.

According to Korean IFRS 1109, equity instruments that are not held for trading, the Company can make an irrevocable election at initial recognition to classify the instruments as assets measured at fair value through other comprehensive income, which all subsequent changes in fair value being recognized in other comprehensive income and not recycled to profit or loss. As at December 31, 2017, the Company holds equity instruments of ~~W~~ 60,016 million classified as financial assets available-for-sale.

According to Korean IFRS 1109, debt instruments those contractual cash flows do not represent solely payments of principal and interest and held for trading, and equity instruments that are not designated as instruments measured at fair value through other comprehensive income are measured at fair value through profit or loss.

(b)	Impairment: Financial Assets and Contract Assets

Korean IFRS 1109 sets out a new forward looking ‘expected loss’ impairment model which replaces the incurred loss model under Korean IFRS 1039 and applies to:

•	Financial assets measured at amortized cost

•	Debt investments measured at fair value through other comprehensive income, and

•	Certain loan commitments and financial guaranteed contracts.

And the Company could recognize credit losses early in accordance with Korean IFRS 1039. The Company holds debt instrument of ~~W~~ 4,700,752 million (Loan and trade receivables of ~~W~~ 4,700,752 million). For this assets, the Company provides loss allowance of ~~W~~ 449,920 million.

(c)	Hedge Accounting

Hedge accounting mechanics (fair value hedges, cash flow hedges and hedge of net investments in a foreign operations) required by Korean IFRS 1039 remains unchanged in Korean IFRS 1109, however, the new hedge accounting rules will align the accounting for hedging instruments more closely with the Company’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. Korean IFRS 1109 allows more hedging instruments and hedged items to qualify for hedge accounting, and relaxes the hedge accounting requirement by removing two hedge effectiveness tests that are a prospective test to ensure that the hedging relationship is expected to be highly effective and a quantitative retrospective test (within range of 80-125%) to ensure that the hedging relationship has been highly effective throughout the reporting period. As of December 31, 2017, the Company applies the hedge accounting to its assets, liabilities that amount to ~~W~~ 7,389 million, ~~W~~ 81,200 million respectively.

-	Korean IFRS 1115 Revenue from Contracts with Customers

The Company will apply Korean IFRS 1115 Revenue from Contracts with Customers issued on November 6, 2015 for annual reporting periods beginning on or after January 1, 2018, and earlier application is permitted. This standard replaces Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of assets from customers. The Company must apply Korean IFRS 1115 Revenue from Contracts with Customers within annual reporting periods beginning on or after January 1, 2018, and will elect the modified retrospective approach which will recognize the cumulative impact of initially applying the revenue standard as an adjustment to retained earnings as at January 1 2018, the period of initial application.

The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customer can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

The Company formed a task force team since fourth quarter of 2014 for preparation of implementing Korean IFRS 1115 Revenue from Contracts with Customers. Also the Company develops the internal control system and implements accounting process system by analyzing the Company’s revenue structure with accounting experts and IT specialists. Korean IFRS 1115 will affect not only accounting treatments but also the general business practice including sales strategy and operational structures. Therefore, the Company accomplished an orientation program for both Company’s directors and employees, and periodically reported to the managements about implementation plan and progress.

As at the December 31, 2017, the Company is analyzing the effects on the financial statement with the implementation of Korean IFRS 1115. The Company plans to perform detailed analysis on financial effects of applying the standard until March 31, 2018 and will disclose the result of the analysis in the notes on the consolidated financial statement as of March 31, 2018. The Company identified the following areas are likely to be affected in general.

(a)	Identifying performance obligations

The Company provides telecommunication services and sells handsets as their main business. With the implementation of Korean IFRS 1115, the Company identifies performance obligations with a customer such as providing telecommunication services, selling handsets and other. The timing of revenue recognition depends on a performance obligation is satisfied at a point in time or over time. Where a performance obligation is satisfied over time, the related revenue is also recognized over time

(b)	Allocation the transaction price and Revenue recognition

With the implementation of Korean IFRS 1115, the Company allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Company determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Company would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Company sells that good or service separately in similar circumstances and to similar customers. The Company recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.

(c)	Incremental contract acquisition costs

The Company pays the commission fees when new customer subscribe for telecommunication services. The incremental contract acquisition costs are those commission fess that the Company incurs to acquire a contract with a customer that it would not have incurred if the contract had not been acquired.

According to Korean IFRS 1115, the Company recognizes as an asset the incremental contract acquisition costs and amortize it over the expected period of benefit. However, as a practical expedient, the Company may recognize the incremental contract acquisition costs as an expense when incurred if the amortization period of the asset is one year or less.

With implementation of Korean IFRS 1115, the Company’s operating income and expenses are expected to be decreased.

2.3	Subsidiaries, Associates and Joint ventures

The financial statements of the Company are the separate financial statements based on Korean IFRS 1027 Separate Financial Statements. Investments in subsidiaries, joint ventures, and associates are recognized at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of first adoption of the Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, jointly controlled entities or associates in profit or loss when its right to receive dividend is established.

2.4	Foreign Currency Translation

(1)	Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (the ‘functional currency’). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

(2)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

2.5	Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of less than three months.

2.6	Financial Assets

(1)	Classification and measurement

The Company classifies its financial assets in the following categories: financial assets at fair value through profit or loss, available-for-sale financial assets, loans and receivables, and held-to-maturity financial assets. Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Company commits to purchase or sell the asset.

The Company may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss for a contract that contains one or more embedded derivatives.

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. And, loans and receivables and held-to-maturity investments are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are recognized in profit or loss within other income or other expenses. Gains or losses arising from changes in the available-for-sale financial assets are recognized in other comprehensive income, and amounts are reclassified to profit or loss when the associated assets are sold or impaired.

(2)	Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a Company of financial assets is impaired. A financial asset or a Company of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or a Company of financial assets that can be reliably estimated.

Impairment of loans and receivables is presented as a deduction in an allowance account. Impairment of other financial assets is directly deducted from their carrying amount. The Company writes off financial assets when the assets are determined to be no longer recoverable.

The criteria that the Company uses to determine that there is objective evidence of an impairment loss include:

•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	For economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•	The disappearance of an active market for that financial asset because of financial difficulties; or

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

(3)	Derecognition

If the Company transfers a financial asset and the transfer does not result in derecognition because the Company has retained substantially of all risks and rewards of ownership of the transferred asset due to a recourse in the event the debtor defaults, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The related financial liability is classified as ‘borrowings’ in the statement of financial position.

(4)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

2.7	Derivative Instruments

Derivatives are initially recognized at fair value on the date when a derivative contract is entered into and are subsequently remeasured at their fair value. Changes in the fair value of the derivatives that are not qualified for hedge accounting are recognized in the statement of profit or loss within ‘other income (expenses)’ and ‘finance income (expenses)’ according to the nature of transactions.

If the Company uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique (Day 1 profit and loss). In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss in the statement of profit or loss.

The Company applies cash flow hedge accounting to hedge the risks of foreign exchange and interest rates of the variable rate foreign currency bonds. The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately as finance income (expenses) in the statement of profit or loss. Amounts of changes in fair value of effective hedging instruments accumulated in other comprehensive income are recognized as ‘finance income (expenses)’ for the periods when the corresponding transactions affect profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that is reported in other comprehensive income is recognized as ‘finance income (expenses)’.

2.8	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit which is determined using the specific identification method.

2.9	Non-current Assets (or Disposal Group) Held-for-sale

Non-current assets (or disposal group) are classified as assets held-for-sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less costs to sell.

2.10	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Depreciation of all property, plant and equipment, except for land, is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives, as follows:

Estimated Useful Life
Buildings		10 – 40 years
Structures		10 – 40 years
Telecommunications equipment		2 – 40 years
	Vehicles	4 years
Others	Tools	4 years
	Office equipment	2 – 4 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.11	Investment Property

Investment property is a property held to earn rentals or for capital appreciation or both. An investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

2.12	Intangible Assets

(3)	Goodwill

Goodwill represents the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of the Company’s previously held equity interest in the acquiree over the net acquired identifiable assets at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(4)	Intangible assets, except for goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership) and broadcast rights that have an indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized. The Company amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Estimated Useful Life
Development costs	6 years
Goodwill	indefinite useful life
Software	6 years
Industrial property rights	5 – 50 years
Frequency usage rights	5 – 10 years
Others [1]	2 – 50 years

[1]	Membership rights (condominium membership and golf membership) included in others are classified as intangible assets with indefinite useful life.

2.13	Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

2.14	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are presented as a credit in the statement of profit or loss within ‘other income’.

2.15	Impairment of Non-financial Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at the end of reporting period.

2.16	Financial Liabilities

(1)	Classification and measurement

Financial liabilities at fair value through profit or loss are financial instruments held for trading. Financial liabilities are classified in this category if incurred principally for the purpose of repurchasing them in the near term. Derivatives that are not designated as hedges or bifurcated from financial instruments containing embedded derivatives are also categorized as held-for-trading.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and presented as ‘trade and other payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

(2)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished, for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified.

2.17	Employee Benefits

(3)	Post-employment benefits

The Company operates both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depended on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

(4)	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

2.18	Share-based Payments

Equity-settled share-based payment is recognized at fair value of equity instruments on grant date, and employee benefit expense is recognized over the vesting period. At the end of each period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

2.19	Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation, and the increase in the provision due to passage of time is recognized as interest expense.

2.20	Leases

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases where all the risks and rewards of ownership are not transferred to the Company are classified as operating leases. Lease payments under operating leases are recognized as expenses on a straight-line basis over the lease term.

Leases where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized as lease assets and liabilities at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments.

2.21	Share Capital

The Company classifies ordinary shares as equity.

Where the Company purchases its own shares, the consideration paid including any directly attributable incremental costs is deducted from equity attributable to the equity holders of the Company until the share are cancelled or reissued. When these treasury shares are reissued, any consideration received is including in equity attributable to the equity holders of the Company.

2.22	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal activities of the Company. Amounts disclosed as revenue are net of value added taxes, returns, rebates and discounts and after elimination of intra-company transactions.

The Company recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the Company; and when specific criteria have been met for each of the Company’s activities, as described below. The Company bases its estimate on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(8)	Rendering services

When providing interconnection or telecommunications service to a customer based on service plans, the related revenue is recognized at the time service is provided. If the customer uses the telecommunications equipment according to the service plans, the related revenue is recognized on straight-line basis over the contract period. Revenue related to the other telecommunications services is recognized when the service is provided to the customer.

For other services, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with such a transaction is recognized by reference to the stage of performance of the services. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

Total consideration for combined services is allocated to each service in proportion to its fair value and the allocated amount is recognized as revenue according to revenue recognition policy for the service.

(9)	Sales of goods

The Company sells a range of handsets. Revenue from the sale of goods is recognized when products are delivered to the purchaser.

(10)	Interest income

Interest income is recognized using the effective interest method according to the time passed. When a loan and receivable is impaired, the Company reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

(11)	Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

(12)	Dividend income

Dividend income is recognized when the right to receive payment is established.

(13)	Customer loyalty program

The Company operates a customer loyalty program where customers accumulate points for purchases made which entitle them to discounts on future purchases. The reward points are recognized as a separately identifiable component of the initial sale transaction. The fair value of the consideration received or receivable in respect of the initial sale is allocated between the reward points and the other components of the sale. The fair value of the reward points is measured by taking into account the proportion of the reward points that are not expected to be redeemed by customers. Revenue from the reward points is recognized when the points are redeemed.

2.23	Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Tax is recognized on the profit for the period in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period.

Management periodically evaluates tax policies that are applied in tax returns in which applicable tax regulation is subject to interpretation. The Company recognizes current income tax on the basis of the amount expected to be paid to the tax authorities.

Deferred tax is recognized for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as expected tax consequences at the recovery or settlement of the carrying amounts of the assets and liabilities. However, deferred tax assets and liabilities are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amount will be available to utilize those temporary differences and losses.

Deferred tax liability is recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax asset is recognized for deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

The Company adopts the consolidated corporate tax return and calculates income tax expenses and income tax liabilities of the Company and its subsidiaries based on systematic and reasonable methods.

2.24	Dividend

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.25	Approval of Issuance of the Financial Statements

The issuance of the December 31, 2017 separate financial statements of the Company was approved by the Board of Directors on February 6, 2018, which is subject to change with approval at the annual shareholders’ meeting.

ø	For more details of the notes, please refer to the Separate Audit Report that has been filed on SEC as a 6-K on March 2, 2018

Agenda No.  2

Amendment of Articles of Incorporation

Pursuant to Article 433(Method of Amendments) and Article 434(Special Resolutions for Amendments) of Commercial Code, approval of the Amendment of Articles of Incorporation is requested.

Approval of the following amendments to the Articles of Incorporation is requested

Agenda Item No. 2-1 Amendment of Purpose(Article 2)

(1)	Inclusion of “electrical safety management agent business” in Subparagraph 22 (New and renewable energy, energy generation business, electrical system design business) of Article 2 (Purpose) ;

(2)	Inclusion of “Total construction business” in Subparagraph 29 of Article 2 (Purpose) and “Specialized design services” in Subparagraph 30 of Article 2 (Purpose);

KT has a plan to offer solutions for solar power plant operations and maintenance (known as O&M) with the electrical safety management agent business. In order to grow the business and clarify its business in new and renewable energy market, KT is required to add the electrical safety management agent business as one of the Purpose.

KT group provides ICT-based telecommunications and convergence energy services based on Global No.1 KT-MEG Platform. In order to clarify its engagement in total smart energy business, and cope preemptively with external environmental changes, KT proposes to add total construction business as one of the Purpose.

KT is doing business in various Media and Design Project to boost the Media business that is one of the 5 future platform business of KT. In order to expand the business area, KT proposes to add specialized design services as one of the Purpose.

Comparison between the Articles of Incorporation (Article 2) before and after amendments:

Before Amendment	After Amendment	Purpose

Article 2. (Purpose) The objective of kt is to engage in the following business activities	Article 2. (Purpose) The objective of KT is to engage in the following business activities	Article 2. (Purpose)

22. New and renewable energy, energy generation business and electrical system design business	22. New and renewable energy, energy generation business, electrical system design business and electrical safety management agent business	Amended to reflect the fact that the company has expanded its business and clarify its nature

29. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing.	29. Total construction business 30. Specialized design services 31. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing.	Amended to clarify its engagement in total smart energy business Amended to reflect the fact that the company has expanded its business and clarify its nature

Agenda Item No. 2-2 Amendment of Corporate Governance

Background

Considering recent changes in Korean capital market, BOD of KT want to improve KT’s corporate governance. Also, Some of Shareholders proposed BOD to establish robust CEO succession process. Furthermore, new government has been emphasizing independency of BOD and subcommittee. Hence, KT proposes to amend the Articles of Incorporation related to the corporate governance structure, detail of amendment is as below.

Key Changes

A. Change of CEO Succession Process

- Purpose : reinforce systematic CEO succession and maintain continuity of governance

B. Add positive qualifications criteria to outside director candidates

1. Sufficient hands-on-background or professional knowledge in relevant fields such as information communications, finance, economy, management, accounting, or law that is necessary to perform his/her duties as an outside director;

2. Ability to fairly perform his/her duties for the benefit of KT and its shareholders

3. Sense of ethics and responsibility to adequately perform his/her duties

4. Ability to exert efforts necessary to faithfully perform his/her duties

Before Amendment	After Amendment	Purpose

Article 18. (Convening of General Meeting)	Article 18. (Convening of General Meeting)

(1) Ordinary General Meeting of Shareholders shall be convened within three (3) months after the end of each fiscal year, and Extraordinary General Meeting of Shareholders may be convened at any time, by the President (hwejang) pursuant to a resolution of the Board of Directors except as otherwise provided by the relevant laws and regulations. Provided, however, that Article (29), Paragraph (2) shall apply mutatis mutandis in the event the President (hwejang) fails to perform his duties.	(1) Ordinary General Meeting of Shareholders shall be convened within three (3) months after the end of each fiscal year, and Extraordinary General Meeting of Shareholders may be convened at any time, by the Representative Director President (hereafter “hwejang”) pursuant to a resolution of the Board of Directors except as otherwise provided by the relevant laws and regulations. Provided, however, that Article (29), Paragraph (2) shall apply mutatis mutandis in the event the President (hwejang) fails to perform his duties.	Amended to minimize confusion in the event that multiple representative directors are appointed, while clarifying each as a representative director

Before Amendment	After Amendment	Purpose

Article 24. (Number of Directors)	Article 24. (Number of Directors)

KT shall have not more than eleven (11) directors. The number of inside directors, including the hwejang as Representative Director (the “President (hwejang)”), shall not exceed three (3), and the number of outside directors shall not exceed eight (8).	KT shall have not more than eleven (11) directors. The number of inside directors, including the hwejang, shall not exceed three (3), and the number of outside directors shall not exceed eight (8).	Amended to clarify the number of directors

Article 25. (Election of Representative Director and Directors)	Article 25. (Election of President (hwejang), Representative Director and Directors)

(1) The President (hwejang) shall be elected by a resolution of the General Meeting of Shareholders among those who are recommended by the CEO Recommendation Committee pursuant to Article (32) of these Articles of Incorporation, and the inside director recommended by the President (hwejang) may be elected the Representative Director by a resolution of the Board of Directors.	(1) The President (hwejang) shall be elected by a resolution of the General Meeting of Shareholders among those who are recommended by the Board of Directors. However, if deemed necessary, one (1) inside director recommended by the President (hwejang) may be additionally elected as a representative director by a resolution of the Board of Directors.

Amended to transfer the nomination authority of CEO candidates to the board of directors

- to make final decisions at the highest decision-making committee, the BOD

Amended to minimize confusion in the event that multiple representative directors are appointed, while clarifying each as a representative director

Before Amendment	After Amendment	Purpose

(4) Notwithstanding Paragraph 3 above, if the CEO Recommendation Committee has recommended a candidate for the President (hwejang), the candidate for the President (hwejang) shall recommend candidates for the inside directors with the consent of the Board of Directors. Provided, however, that the candidate for the President (hwejang) is not elected as the President (hwejang) at the General Meeting of Shareholders, his recommendation of the candidacy for the inside directorship shall become null and void.	(4) Notwithstanding Paragraph 3 above, if the Board of Directors has recommended a candidate for the President (hwejang), the candidate for the President (hwejang) shall recommend candidates for the inside directors with the consent of the Board of Directors. Provided, however, that the candidate for the President (hwejang) is not elected as the President (hwejang) at the General Meeting of Shareholders, his recommendation of the candidacy for the inside directorship shall become null and void.	Amended to transfer the nomination authority of CEO candidates to the board of directors

	(5) Outside directors shall be elected by the General Meeting of Shareholders from among those who have professionalism and knowledge and are recommended by the Outside Director Recommendation Committee pursuant to Article 42 after considering any of the following criteria: 1. He/she has sufficient hands-on-background or professional knowledge in his/her relevant field such as information communications, finance, economy, management, accounting, or law that are necessary to perform his/her duties as an outside director;	Amended to establish favorable requirements for electing outside directors

Before Amendment	After Amendment	Purpose

2. He/she is not bound by special interest as an outside director and is able to fairly perform his/her duties for the benefit of KT and its shareholders;

3. He/she has a sense of ethics and responsibility that is fit to perform his/her duties as an outside director;

4. He/she is able to spare his/her time and efforts necessary to faithfully perform his/her duties as an outside director.

(6) Any person who falls under any of the following categories shall not become a director of KT, and upon any elected director of KT falling under any of the following categories, such director shall be dismissed:

1. Person who retired from his/her office within the last three (3) years due to his/her own faults or business responsibilities;

2. Person who is sentenced to imprisonment or more severe punishment, and three (3) years have not elapsed after the expiration of the execution of such imprisonment or determination not to execute such imprisonment;

Before Amendment	After Amendment	Purpose

	3. Person who is currently under the suspension of pronouncement or suspension of execution, or who is sentenced to probation, and two (2) years have not elapsed after the expiration of the probation period;	Amended to clarify the disqualification criteria of directors - Add ‘Suspension of execution’

Article 27. (Term of Office of Directors)	Article 27. (Term of Office of Directors)

(2) The aggregated term of office of an outside director shall be not more than ten (10) years.	(2) The aggregated term of office of an outside director shall be not more than ten (10) years. However, this shall not apply in the event that the extension of the term of office is determined by the proviso of paragraph 1.	Amended to establish the new clue of outside director’s total term.

Article 29. (Duties of the President (hwejang) and Directors)	Article 29. (Duties of the President (hwejang) and Directors)

(1) The Representative Directors (including the President (hwejang)) shall respectively represent KT, the President (hwejang) shall execute businesses resolved by the Board of Directors and supervise all businesses of KT. Duties of the Representative Director elected through recommendation of the President (hwejang) shall be determined by the Board of Directors.	(1) The President (hwejang) shall represent KT, execute businesses resolved by the Board of Directors and manage all businesses of KT. The Board of Directors shall determine the scope of duties and authorities of the Representative Director additionally elected through recommendation of the President (hwejang) in consideration of his/her necessity.	Amended to minimize confusion in the event that multiple representative directors are appointed, while clarifying each as a representative director

Before Amendment	After Amendment	Purpose

Article 32. (CEO Recommendation Committee)	Article 32. (President (hwejang) Candidate Examination Committee)

(1) KT may organize a CEO Recommendation Committee in order to recommend a President (hwejang) candidate. The CEO Recommendation Committee shall consist of all of the outside directors and one (1) inside director (provided, however, that any person who is elected as a member of the CEO Recommendation Committee shall not be a candidate for the President (hwejang), and the CEO means the President (hwejang)).	(1) KT shall organize the President (hwejang) Candidate Examination Committee in order to examine the President (hwejang) candidates subject to examination, which shall consist of all of the outside directors and one (1) inside director. However, any person who is elected as a member of the President (hwejang) Candidate Examination Committee shall not be a candidate for the President (hwejang), and the same shall apply in the event of serving a consecutive term.

Changed the name of the committee

- Deleted the word ‘recommendation’, since it will have transferred the recommendation authority of the candidate to the Shareholders.

Added the disqualification criteria for the committee members

(2) The CEO Recommendation Committee shall be organized by not later than two (2) months prior to the date of expiration of the term of office of the President (hwejang) (or within two (2) weeks from the date of retirement of the President (hwejang)) when such retirement is due to reasons other than the expiration of the term of office thereof), and shall be dissolved after the execution of management agreement between the President (hwejang) so elected and the chairman of the CEO Recommendation Committee.	(2) The President (hwejang) Candidate Examination Committee shall be organized by not later than three (3) months prior to the date of expiration of the term of office of the President (hwejang) (or before the elapse of two (2) weeks from the date of retirement of the President (hwejang)) when such retirement is due to reasons other than the expiration of the term of office thereof), and shall be dissolved after the execution of management agreement between the President (hwejang) so elected and the chairman of the Board of Directors.

Amended to reflect the company’s organization of the committee to enable in depth candidate verification

Amended to reflect the change on the subject of management agreement

- Formerly, CEO Recommendation Committee executes the management agreement with the President.

Before Amendment	After Amendment	Purpose

(4) A resolution of the CEO Recommendation Committee shall be adopted by the affirmative votes of a majority of the members in office other than the chairman thereof. In this case, the chairman shall not have any voting rights.

(5) The CEO Recommendation Committee shall examine all the President (hwejang) candidates in compliance with the criteria for the examination of a candidate for the President (hwejang) prescribed by the Board of Directors, in consideration of the following requirements:

1. Experiences and scholastic achievements under which his/her knowledge with respect to the field of business management and economics can be evaluated in objective point of view;

(4) The Board of Directors shall, in consideration of the following requirements, determine the examination criteria for the examination of the President (hwejang) candidates and the President (hwejang) Candidate Examination Committee shall examine all of the President (hwejang) candidates on the basis of such criteria:

1. Experiences and scholastic achievements under which his/her knowledge with respect to the field of business management and economics can be evaluated in objective point of view;

2. Past business results and the management period of being in office under which his/her corporate management experience can be evaluated in objective point of view;

Added corporate management experience to the criteria to select qualified and competent candidates for the President position

Before Amendment	After Amendment	Purpose

2. Past business results and the management period of being in office under which his/her business experience can be evaluated in objective point of view;

3. Any requirements to evaluate qualification and ability as a chief executive officer; and

4. Any requirements to evaluate professional knowledge and experience with respect to the telecommunications and related fields.

3. Any requirements to evaluate qualification and ability as a chief executive officer; and

4. Any requirements to evaluate professional knowledge and experience with respect to the telecommunications and related fields.

(5) The composition, operation and other details relating to the President (hwejang) Candidate Examination Committee shall be determined through the resolution of the Board of Directors.

Article 33. (Election of President (hwejang))	Article 33. (Election of President (hwejang))

(2) The CEO Recommendation Committee may conduct a search for such candidates or hire a third party agency to perform searches.

(3) The CEO Recommendation Committee shall examine the candidates for the President (hwejang) who are searched pursuant to the provision of Paragraph 2 above, in accordance with the candidates evaluation criteria determined by the Board of Directors.

(2) The Corporate Governance Committee, pursuant to paragraph 2 of Article 41 shall investigate and compose internal and external President (hwejang) candidate pool and shall select the President (hwejang) examination candidates in compliance with the decision of the Board of Directors.

Decentralized the authority concentrated on the CEO recommendation committee, making the election process three-steps;

- Three steps : CGC (investigation)- President Examination Committee (Examination),
BOD (Recommendation)

Before Amendment	After Amendment	Purpose

	(3) The President (hwejang) Candidate Examination Committee shall examine the President (hwejang) candidates selected under paragraph 2 in accordance with the examination criteria determined under paragraph 4 of Article 32, select the President (hwejang) candidates in compliance with the decision of the Board of the Directors and shall report to the Board of Directors the outcome of the examination thereof.	- CGC will take authority to investigate the presidential candidates and manage the candidate pool in usual time - President Examination Committee has only examination authority, reporting the result of examination to BOD - The BOD makes recommendations on the final candidate to AGM

(4) The CEO Recommendation Committee shall, in selecting the candidates for the President (hwejang), consult with such candidates regarding the terms of employment contract including the management goal established by the Board of Directors. In such case, if deemed necessary, the CEO Recommendation Committee may change the terms of employment contract.	(4) The Board of Directors shall confirm one (1) person as the President (hwejang) candidate from the President (hwejang) candidates per paragraph 3 above and recommend such person so selected, to the General Shareholders’ Meeting.

(5) The CEO Recommendation Committee shall recommend a candidate for the President (hwejang) to the General Shareholders’ Meeting, based on the evaluation under Paragraph 3 and the consultation under Paragraph 4 above, concurrently submitting a draft employment contract.	(5) The Board of Directors shall, in confirming the president candidate, consult and decide with such candidates the terms of employment contract including the management goals.	Amended to reflect the change on the subject of management agreement

Before Amendment	After Amendment	Purpose

(6) The President (hwejang) and inside directors shall not attend the Board of Directors’ Meeting for the resolution of the agenda prescribed in Paragraphs 3 through 4.	(6) The Board of Directors shall recommend a president candidate to the General Shareholders’ Meeting and concurrently submit a draft employment contract.	Transferred the nomination authority of the candidate to the General Shareholders’ Meeting

(7) The President (hwejang) and the inside directors shall not participate in the resolution of the Board of Directors determining the terms of employment contract including the management goals pursuant to paragraph 5 above.

Restricted the President and inside directors’ voting rights

	(8) The Board of Directors may decide upon matters not stipulated herein this Article and which concern the appointment and reappointment of the President (hwejang).	Strengthened the authority of the BOD to make final decision on election/consecutive appointment of the President

Article 34. (Execution of Employment Contract with the Candidate for President (hwejang))	Article 34. (Execution of Employment Contract with the Candidate for President (hwejang))

(1) When the draft employment contract submitted pursuant to Paragraph 5 of Article 33 above is approved at the General Shareholders’ Meeting, KT shall enter into such management contract with the candidate for President (hwejang). In such case, the Chairman of the CEO Recommendation Committee shall, in the capacity of the representative of KT, sign the management contract.	(1) When the draft employment contract submitted pursuant to Paragraph 6 of Article 33 above is approved at the General Shareholders’ Meeting, KT shall enter into such management contract with the candidate for President (hwejang). In such case, the Chairman of the Board of Directors shall, on behalf of KT, sign the management contract.	Transferred the nomination authority of the candidate to the General Shareholders’ Meeting

Before Amendment	After Amendment	Purpose

Article 41. (Committees within the Board of Directors)

(1) The Board of Directors may have expert committees under its control by its resolution, in order to deliberate or decide with respect to the specific matters submitted to the Board of Directors. 1. CEO Recommendation Committee;

Article 41. (Committees within the Board of Directors)

(1) The Board of Directors may have expert committees under its control by its resolution, in order to deliberate or decide with respect to the specific matters submitted to the Board of Directors.

Changed the name of committee

1. President (hwejang) Candidate Examination Committee;

Article 41-2. (CG Committee) (1) The CG Committee shall be composed of four (4) outside directors and one (1) inside director.

Article 41-2. (CG Committee)

(1) The CG Committee shall be composed of four (4) outside directors and one (1) inside director. However, the member of the Committee who belongs to the President (hwejang) candidate pool under paragraph 2 of Article 33 shall not participate in any resolution regarding the election of President (hwejang).

Added the disqualification criteria of committee members

Agenda No.  3

Election of Directors

Pursuant to Article 382(Appointment of Directors, Relationship with Company and Outside Directors) and Article 542-8(Appointment of Outside Directors) of Commercial Code, and Article 25(Election of the Representative Director and Directors) and Article 42(Outside Director Candidates Recommendation Committee) of the Articles of Incorporation of KT, approval of the election of director is requested.

At the 36th Annual General Meeting of Shareholders, two(2) Inside Directors and Three(3) Outside Directors shall be elected. Mr. Chang-Gyu Hwang, the CEO and President of KT, nominated two(2) Inside Director Candidates with the consent of the Board of Directors, and the Outside Director Nominating Committee has recommended Three(3) Outside Director candidates.

Biographies of the candidates are as follows.

<Agenda Item No. 3-1, Inside Director Candidate>

Mr. Hyeon Mo Ku

• Date of birth: January 13, 1964

• Person nominating said candidate: CEO and President (with the consent of Board of Directors)

• Relation to the largest shareholder: None

• Details of transactions between said candidate and the corporation concerned for the past three years: None

• Number of KT Shares Owned: 10,507

• Term of office: March 23, 2018 to the 2019 AGM (one year)

• Present occupation: Head of Corporate Planning Group, KT

• Education

• 1998	Ph.D., Management Engineering, KAIST

• 1987	M.S., Management Science, KAIST

• 1985	B.E., Industrial Engineering, Seoul National University

• Professional associations

• 2018 - present	Head of Corporate Planning Group, KT

• 2015 - 2017	Chief Operating Officer, President, Senior Executive Vice President, KT

• 2014 - 2015	Chief Secretary, KT

• 2013 - 2014	Head of Operating Office of KT Telecom & Convergence Group

• 2011 - 2012	Head of KT Retail Channel Business Unit

• 2010 - 2011	Head of KT Mobile Business Strategy Business Unit

• 2009 - 2010	Head of KT Corporate Management Strategy Department

<Agenda Item No. 3-2, Inside Director Candidate>

Mr. Seong Mok Oh

• Date of birth: August 20, 1960

• Person nominating said candidate: CEO and President (with the consent of Board of Directors)

• Relation to the largest shareholder: None

• Details of transactions between said candidate and the corporation concerned for the past three years: None

• Number of KT Shares Owned: 14,978

• Term of office: March 23, 2018 to 2019 AGM (one years)

• Present occupation: President and Head of Network Group at KT Corporation

• Education

• 2006	Ph.D., Electronics Engineering, Yonsei University

• 1985	M.S., Electronics Engineering, Yonsei University

•1983	B.A., Electronics Engineering, Yonsei University

• Professional associations

• 2013 – Present	President and Head of Network Group at KT Corporation

• 2011 – 2012	Executive Vice President and Head of Mobile Network Business Unit at KT Corporation

• 2009 – 2010	Senior Vice President and Head of Mobile Operation and Management Seoul Sales Unit at KT Corporation

• 1997 – 2009	Head of Network Business Unit at KTF

<Agenda Item No. 3-3, Outside Director Candidate>

Mr. Suk-Gwon Chang

• Date of birth: February 21, 1956

• Person nominating said candidate: Outside Director Nominating Committee

• Relation to the largest shareholder: None

• Details of transactions between said candidate and the corporation concerned for the past three years: None

• Number of KT Shares Owned: 1,295

• Term of office: March 23, 2018 to the 2020 AGM (two years)

• Present occupation: Professor of MIS and Telecommunications, School of Business Hanyang University/ President, Hanyang Biz-lap

• Education

• 1984	Ph.D., Management Science, Korea Advanced Institute of Science and Technology (KAIST)

• 1981	M.S., Industrial Engineering, Korea Advanced Institute of Science and Technology (KAIST)

• 1979	B.S., Industrial Engineering, Seoul National University

• Professional associations

• 1984 – Present	Professor of MIS and Telecommunications, School of Business Hanyang University

• 2014 – 2016	President, The Korean Operations Research and Management Science Society (KORMS)

• 2010 – 2011	Chairman, Korea Association for Telecommunications Policies

• Reason for recommendation:

As a chairman of the governance committee of KT, he had good performance to improving corporate governance. Also, based on his experience as the Chairman of KORMS and Korea Association for Telecommunications Policies, he is expected to make progressive advice for the future business of KT

<Agenda Item No. 3-4, Outside Director Candidate>

Mr. Kim, Dae-you

• Date of birth: July 21, 1951

• Person nominating said candidate: Outside Director Nominating Committee

• Relation to the largest shareholder: None

• Details of transactions between said candidate and the corporation concerned for the past three years: None

• Number of KT Shares Owned: -

• Term of office: March 23, 2018 to the 2021 AGM (three years)

• Present occupation:

• Education

• 1993	MA, Public Policy & Administration, University of Wisconsin

• 1977	MA Completed, Graduate School of Public Administration

• 1975	BA, International Trade, Seoul National University

• Professional associations

• 2010 – 2016	Vice Chairman, Wonik Investment Partners

• 2010 – 2013	Affairs Professor, Hanyang University

• 2008 – 2010	Chair-Professor, Kangwon Univ. / Research Fellow, KDI

• 2007 – 2008	Economic Policy Top Secretary, Presidential Secretariat (Vice Minister Level)

• 2006 – 2007	The 9th Director, National Statistical Office (Vice Minister Level)

• Reason for recommendation:

For 30 years of politics and government experience will help KT to coordinate the convergence of the telecom and various industries in the process of 4th industrial revolution and 5G network expansion

<Agenda Item No. 3-5, Outside Director Candidate>

Mr. Lee, Gang-cheol

• Date of birth: May 06, 1947

• Person nominating said candidate: Outside Director Nominating Committee

• Relation to the largest shareholder: None

• Details of transactions between said candidate and the corporation concerned for the past three years: None

• Number of KT Shares Owned: -

• Term of office: March 23, 2018 to the 2021 AGM (three years)

• Present occupation: Non-standing Auditor, UltraV Co., Ltd.

• Education

• 1974	BS, Political Science & Diplomacy, Kyungpook Nat’l Univ.

• 1966	Deagu Gyeseong High School

• Professional associations

• 2017 – Present	Non-standing Auditor, UltraV Co., Ltd.

• 2013 – 2016	Advisor, K4M Co., Ltd.

• 2006 – 2008	Presidential Special Aide for Political Affairs

• 2005 – 2008	Director, Shinhan Scholarship Foundation

• 2005 – 2005	Senior Secretary for Civil & Social Affairs, Office of the President

• Reason for recommendation:

With deep understanding of corporate responsibilities and coordinating experience in various matters in society, he is expected to enhance KT’s social responsibilities and corporate value.

Board of Directors after AGM

1) BOD Members

Before AGM	After AGM
• Inside Directors

Chang-GyuHwang, President&CEO	Chang-GyuHwang, President&CEO

Hyeon Mo Ku	Hyeon Mo Ku

Heon Moon Lim	Seong Mok Oh

• Outside Directors

Do Kyun Song	Do Kyun Song

Sang Kyun Cha*	Sang Kyun Cha*

Jong-Gu Kim*	Jong-Gu Kim*

Gae Min Lee	Gae Min Lee

Il Im	Il Im*

Suk-Gwon Chang	Suk-Gwon Chang*

Dae-Geun Park*	Kim, Dae-you

Dong-Wook Chung*	Lee, Gang-cheol

*	Members of Audit Committee
Refers to directors who are new candidates for KT Board of Directors

2) Biographies of Current Directors

Do Kyun Song

Date of Birth	September 20, 1943

Current Position	Senior Advisor, Bae, Kim & Lee LLC

Percentage of BOD Meeting Attendance	100%

Professional History

- Standing Commissioner, Korea Communications Commission

- Chaired Professor, Sookmyung Women’s University

Dong-Wook Chung

Date of Birth	August 22, 1949

Current Position	Senior Counsel, Law Firm Kim, Choi & Lim

Percentage of BOD Meeting Attendance	90%

Professional History

- Lawyer, Law Firm Kim, Chang & Lee

- Prosecutor, Seoul High Prosecutors’ Office

Sang Kyun Cha

Date of Birth	February 19, 1958

Current Position	Professor, Department of Electrical and Computer Engineering, Seoul National University

Percentage of BOD Meeting Attendance	90%

Professional History

- General Chair of IEEE International Conference on Data Engineering 2015

- Director of Big Data Institute, Seoul National University

Jong-Gu Kim

Date of Birth	July 7, 1941

Current Position	Corporation lawyer of New Dimension Law Group

Percentage of BOD Meeting Attendance	100%

Professional History - The 46th Minister of Ministry of Justice - Director of the Seoul High Prosecutors’ Office - The 35th Vice-Minister of Ministry of Justice

Gae Min Lee

Date of Birth	November 1, 1946

Current Position	—

Percentage of BOD Meeting Attendance	100%

Professional History

- Advisor, Korea Industrial Development Institute

- Director, Korea News Editors’ Association Fund Councilor, National Economic Advisory Council

- Editor-in-chief, Senior Managing Director, The Korea Economic Daily

Il Im

Date of Birth	March 20, 1966

Current Position	Professor, Business Administration of Yonsei University

Percentage of BOD Meeting Attendance	83%

Professional History - President, Korea Society of Management Information System - Vice President, Korea Automobile Manufacturers Association - New Jersey Institute of Technology

Suk-Gwon Chang

Date of Birth	February 21, 1956

Current Position	Dean, School of Business, Hanyang University

Percentage of BOD Meeting Attendance	100%

Professional History

- Professor of MIS and Telecommunications, School of Business Hanyang University

- President, The Korean Operations Research and Management Science Society (KORMS)

- Chairman, Korea Association for Telecommunications Policies

Dae-Geun Park

Date of Birth	March 15, 1958

Current Position	Professor of the College of Economics and Finance, Hanyang University

Percentage of BOD Meeting Attendance	80%

Professional History

- Co-Team Leader, Financial Services Bureau TF, Financial Services Commission

- Chairman, Financial Development Council, Financial Services Commission

- Consultant Committee of Fund Management, Korea Securities Depository

- Committee Member, Korea Finance Corporations

*	Percentage of BOD Meeting attendance is calculated over 2017

3) Tenure Status of Board of Directors

	Name	Initial Appointment Date	Recent Appointment Date	End of Tenure
Inside Directors	Chang-Gyu Hwang	Jan. 2014	Mar. 2017	AGM 2020
	Hyeon Mo Ku	Mar. 2016	Mar. 2018*	AGM 2019*
	Seong Mok Oh	Mar. 2018*	Mar. 2018*	AGM 2019*

Outside Directors	Do Kyun Song	Mar. 2013	Mar. 2016	AGM 2019
	Sang Kyun Cha	Mar. 2012	Mar. 2016	AGM 2019
	Jong-Gu Kim	Mar. 2014	Mar. 2017	AGM 2020
	Suk-Gwon Chang	Mar. 2014	Mar. 2018*	AGM 2020*
	Gae Min Lee	Mar. 2017	Mar. 2017	AGM 2020
	Il Im	Mar. 2017	Mar. 2017	AGM 2020
	Kim, Dae-you	Mar. 2018*	Mar. 2018*	AGM 2021*
	Lee, Gang-cheol	Mar. 2018*	Mar. 2018*	AGM 2021*

*	implies the date under the assumption of approval of election at the 36th AGM.
Refers to directors who are new candidates for KT Board of Directors

Agenda Item No.  4

Election of member of Audit Committee

Pursuant to the Article 542-11(Audit Committee) and Article 542-12(Composition of Audit Committee) of Commercial Code, election of the members of the Audit Committee is hereby requested.

KT’s Audit Committee consists of three or more Outside Directors.

At this Annual General Meeting of Shareholders, two(2) members of the Audit Committee will be elected.

Limit on Exercising Voting Rights Regarding Election of the Members of Audit Committee

Article 409 of the Korean Commercial Code stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of the members of the audit committee. Please note that the shareholders who own more than 3% of KT’s voting shares (equivalent to 7,349,149 shares) are not entitled to any voting rights exceeding the “3% limit”.

Biographies of the candidates are as follows:

<Agenda Item No. 4-1, Member of Audit Committee Candidate>

Mr.Suk-Gwon Chang

• Date of birth: February 21, 1956

• Person nominating said candidate: Board of Directors

• Relation to the largest shareholder: None

• Details of transactions between said candidate and the corporation concerned for the past three years: None

• Number of KT Shares Owned: 1,295

• Term of office: March 23, 2018 to the 2020 AGM (two years)

• Present occupation:	Professor of MIS and Telecommunications, School of Business Hanyang University / President, Hanyang Biz-lap

• Education

• 1984	Ph.D., Management Science, Korea Advanced Institute of Science and Technology (KAIST)

• 1981	M.S., Industrial Engineering, Korea Advanced Institute of Science and Technology (KAIST)

• 1979	B.S., Industrial Engineering, Seoul National University

• Professional associations

• 1984 – Present	Professor of MIS and Telecommunications, School of Business Hanyang University

• 2014 – 2016	President, The Korean Operations Research and Management Science Society (KORMS)

• 2010 – 2011	Chairman, Korea Association for Telecommunications Policies

• Reason for recommendation:

With rich experiences in the field of finance and accounting as a policy advisory member in the Board of Audit and Inspection of Korea and Budget Analysis of National Assembly Budget Office, he is expected to contribute to enhance the quality of KT audit committee.

<Agenda Item No. 4-2, Member of Audit Committee Candidate>

Mr. Il Im

• Date of birth: March 20, 1966

• Person nominating said candidate: Board of Directors

• Relation to the largest shareholder: None

• Details of transactions between said candidate and the corporation concerned for the past three years: None

• Number of KT Shares Owned: -

• Term of office: March 23, 2018 to the 2020 AGM (two years)

• Present occupation: Professor, Business Administration of Yonsei University

• Education

• 1993	MBA, Information System, University of Southern California

• 1991	MBA, Business Administration, Seoul National University

• 1981	B.A., Seoul National

• Professional associations

• 2005 – Present	Professor, Business Administration of Yonsei University

• 2017 – Present	Associate Dean, Yonsei University Graduate School of Business

• 2017 – Present	Vice President, Korean Academic Society of Business Administration

• 2017 – Present	Vice President, The Korean Association of Small Business Studies

• Reason for recommendation:

With solid knowledge of the information system field, he has the ability to present insights on the IT and future technology-based business.

Agenda Item No.  5

Approval of Limit on Remuneration of Directors

Pursuant to Article 388 (Remuneration of Directors) of the Commercial Code and Article 31 (Remuneration and Severance Payment for Directors) of Articles of Incorporation of KT, approval of limit on remuneration for directors is required.

Pursuant to provisions of the Articles of Incorporation, a limit on remuneration for directors shall be approved at the Annual General Meeting of Shareholders.

The compensation of all directors is deliberated by the Evaluation and Compensation Committee which consists of Outside Directors only. The committee has the duty to evaluate the performance of the CEO. The committee also proposes the limit on remuneration of directors to the shareholders for approval.

The Limit on Remuneration of Directors is based on the Director’s salary, short-term & long-term performance based incentives, provision for severance payment and allowance.

The Limit on Remuneration of Directors for 2018 proposed by the BOD is KRW 6.5 billion, which is same as last year.